UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 8, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                      Form 40-F ☐

This Form 6-K consists of the Fourth Quarter 2010 Report of UBS AG, which appears immediately following this page.

Fourth Quarter 2010 Report

Our financial results for
the fourth quarter 2010.

Fourth Quarter 2010 Report

Dear shareholders,

During 2010 we made progress in improving our financial performance. We generated a net profit attributable to UBS shareholders of CHF 7.2 billion in 2010, a significant improvement over the net loss we recorded in 2009. We ended 2010 with an industry-leading BIS tier 1 capital ratio of 17.7%. Client confidence in our business is growing, as demonstrated by increased business volumes as well as improvements in net new money. During 2010 net new money stabilized, and we achieved net inflows for the Group as a whole over the last two quarters of the year. We also continued to control our costs and achieved our CHF 20 billion fixed costs target for the year. While we made clear progress in 2010, we are under no illusion. We will build on the achievements of 2010 and continue to work hard to improve our results.

For the fourth quarter of 2010, net profit attributable to UBS shareholders was CHF 1.3 billion compared with CHF 1.7 billion in the third quarter as we recorded significantly lower tax credits than in the previous quarter. Profit before tax was CHF 1,161 million compared with CHF 818 million in the third quarter. This improvement reflects increased client activity across all of our businesses, but was tempered by higher credit loss expenses, own credit losses and increased litigation provisions. Group operating income for the quarter was up by 7% compared with the third quarter, driven mainly by increased revenue in our Investment Banking Department. Operating expenses were a little under CHF 6 billion, a modest increase on the third quarter.

Fourth Quarter 2010 Report

In our Wealth Management business, pre-tax profit was CHF 488 million, little changed from the previous quarter. Revenues increased as brokerage and trading income improved from the low levels seen in the previous quarter. Expenses increased by 4% mainly due to a CHF 40 million charge to reimburse the Swiss government for costs incurred in connection with the US cross-border matter. The gross margin was 92 basis points, up from 89 basis points in the prior quarter, reflecting increased revenues and a slight reduction in the average invested asset base. Despite strong investment performance, invested assets declined 2% as the Swiss franc strengthened against the euro and US dollar. Over 60% of Wealth Management’s invested assets are denominated in either euros or US dollars. Overall, net new money stabilized in the second half of 2010 with continued strong net inflows from the Asia Pacific region and globally from ultra high net worth clients.

Retail & Corporate’s revenues remained stable in the fourth quarter. However, the pre-tax profit of CHF 387 million reflected increased net credit loss expenses of CHF 63 million. Notwithstanding these credit losses in the quarter, for 2010 as a whole we experienced relatively low levels of credit losses. The net credit loss expense for 2010 was CHF 76 million, a decline of over CHF 100 million compared with 2009, reflecting the quality of our credit portfolio.

Wealth Management Americas’ revenues increased by 3% due to higher transactional revenues on increased client activity. Managed account fees also increased. Despite this positive revenue momentum, we recorded a pre-tax loss of CHF 33 million compared with a pre-tax loss of CHF 47 million in the third quarter, mainly as a result of increased litigation provisions. Net new money improved considerably, with net inflows in the fourth quarter of CHF 3.4 billion compared with CHF 0.3 billion in the previous quarter. Including interest and dividend income, Wealth Management Americas’ net new money inflows were CHF 8.8 billion compared with inflows of CHF 4.6 billion in the prior quarter.

In Global Asset Management pre-tax profit increased to CHF 135 million, an 18% increase on the third quarter. Revenues were higher across all of our business lines with sustained improvements in investment performance, particularly in alternative and quantitative investments, which contributed most of the revenue improvement. Costs increased on higher personnel expenses. Net new money inflows from third-party channels increased to CHF 3.8 billion compared with CHF 1.5 billion in the prior quarter, mostly offset by net outflows of CHF 2.8 billion from clients of our wealth management businesses.

In the fourth quarter, we continued to see results which, while improved, remain unsatisfactory in relation to our ambitions for the Investment Bank. We recorded a pre-tax profit of CHF 75 million, a result affected by an own credit loss of CHF 509 million reflecting in part the tightening of our credit spreads over the quarter. The fourth quarter result compares favorably with the third quarter which saw a pre-tax loss of CHF 406 million, including an own credit loss of CHF 387 million. Revenues increased by 17% to CHF 2.2 billion as client activity levels increased. This was particularly evident in the Investment Banking Department where revenues were up by nearly CHF 500 million, reflecting an increase in equity capital market activity, improved market share and higher advisory revenues. In equities, revenues rose by 5% as the cash and derivatives and equity-linked businesses all recorded increases. In our fixed income, currencies and commodities business, revenues increased by 6% compared with the very low levels seen in the third quarter. In particular, our foreign exchange business reported improved revenues on higher volumes and volatility. Expenses declined by 7% compared with the third quarter mainly due to reduced personnel expenses. The result also included net credit loss expenses of CHF 108 million, compared with a recovery of CHF 35 million in the third quarter, reflecting, among other things, impairments in our student loan auction rate securities portfolio.

Our BIS tier 1 capital ratio improved for the seventh consecutive quarter and stood at 17.7% on 31 December 2010, compared with 16.7% at the end of the third quarter. Our core tier 1 capital ratio also improved further to 15.3% compared with 14.2% on 30 September 2010. Risk-weighted assets decreased by CHF 9 billion, mainly due to foreign exchange movements. Our balance sheet decreased by CHF 143 billion largely due to changes in replacement values.

In December 2010, the Swiss Federal Council announced draft recommendations in relation to proposed legislation that is designed to address the “too big to fail” issue. A consultation process is currently under way and will end in March. The Federal Council is expected to present its final recommendations to both chambers of the Swiss parliament for debate later in the year. We are evaluating the impact of these proposals as well as the effects of other legislative and regulatory changes worldwide. We will continue to assess the impact of new capital standards and other regulatory requirements on the profitability of each of our businesses, and, where necessary, we will take the appropriate action. As previously stated, we will retain earnings in order to meet the recommended future capital requirements and, as a result, we do not intend to pay a dividend for 2010 or for some time to come.

In recent years, we have fundamentally reshaped our approach to employee compensation. Our foremost priority is to encourage and reward behavior that contributes to the sustainable profitability and the long-term success of our firm. In order to align employee incentives with the interests of our shareholders, we pay a significant part of our employees’ compensation in the form of deferred awards, mostly in UBS shares, which are subject to claw-back provisions. Above total compensation of CHF 250,000, each employee will receive at least 60% of his or her bonus in shares deferred over three years. Awards are subject to claw-back provisions including the forfeiture of shares if the employee commits acts against the interests of UBS. The compensation of certain senior staff is also subject to vesting conditions that require profitability. In the case of Group Executive Board members, over 75% of any bonus will be deferred and may be subject to forfeiture as well as profitability conditions for periods of up to five years. In 2010 we reduced the bonus pool by 10% to CHF 4.3 billion, compared with CHF 4.8 billion in 2009.

Outlook – In the first quarter we expect some improvement in the Investment Bank’s trading results compared with the two prior quarters, but this will as always largely depend upon market con-

ditions and the volume of business that our customers transact with us. We do expect the investments we have been making in certain of our securities trading operations to bear fruit during 2011. The Investment Banking Department (IBD) has a promising book of financial advisory business. For the coming quarter, however, we do not expect IBD to match its seasonally strong fourth quarter result, at least not in its advisory business. In our wealth and asset management divisions, we expect client activity in the first quarter to be above fourth quarter levels, supporting transaction-based revenue in those divisions. We are optimistic that overall positive net new money inflows will continue in the first quarter. For the full year, we believe that net new money will strengthen noticeably.

8 February 2011

Yours sincerely,

Kaspar Villiger	Oswald J. Grübel
Chairman of the	Group Chief Executive Officer
Board of Directors

Fourth Quarter 2010 Report

UBS key figures

	For the quarter ended			Year ended
CHF million, except where indicated	31.12.10	30.9.10	31.12.09	31.12.10	31.12.09

Group results

Operating income	7,122	6,658	6,095	31,975	22,601

Operating expenses	5,962	5,840	5,183	24,573	25,162

Operating profit from continuing operations before tax	1,161	818	912	7,402	(2,561)

Net profit attributable to UBS shareholders	1,290	1,664	1,205	7,161	(2,736)

Diluted earnings per share (CHF)[1]	0.33	0.43	0.31	1.87	(0.75)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)				15.9	(7.8)

Return on risk-weighted assets, gross (%)				15.5	9.9

Return on assets, gross (%)				2.3	1.5

Growth

Net profit growth (%)[3]	(22.5)	(17.0)	N/A	N/A	N/A

Net new money (CHF billion)[4]	7.1	1.2	(56.2)	(14.3)	(147.3)

Efficiency

Cost / income ratio (%)	81.8	88.1	83.9	76.7	103.0

	As of
CHF million, except where indicated	31.12.10	30.9.10	31.12.09

Capital strength

BIS tier 1 ratio (%)[5]	17.7	16.7	15.4

FINMA leverage ratio (%)[5]	4.44	4.40	3.93

Balance sheet and capital management

Total assets	1,317,223	1,460,509	1,340,538

Equity attributable to UBS shareholders	46,760	47,713	41,013

BIS total ratio (%)[5]	20.4	20.2	19.8

BIS risk-weighted assets[5]	198,875	208,289	206,525

BIS tier 1 capital[5]	35,272	34,817	31,798

Additional information

Invested assets (CHF billion)	2,152	2,180	2,233

Personnel (full-time equivalents)	64,617	64,583	65,233

Market capitalization[6]	58,803	63,898	57,108

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   3 Not meaningful if either the current period or the comparison period is a loss period.   4 Excludes interest and dividend income.   5 Refer to the “Capital management” section of this report.   6 Refer to the appendix “UBS registered shares” of this report.

Corporate calendar

Publication of annual report 2010
Tuesday, 15 March 2011

Publication of first quarter 2011 results
Tuesday, 26 April 2011

Annual General Meeting
Thursday, 28 April 2011

Publication of second quarter 2011 results
Tuesday, 26 July 2011

Publication of third quarter 2011 results
Tuesday, 25 October 2011

Contacts

Switchboards
Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations
Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

UBS AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com
www.ubs.com/investors

Media Relations
Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Shareholder Services
Hotline +41-44-235 6202
Fax (Zurich) +41-44-235 3154

UBS AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent
Calls from the US +866-541 9689
Calls outside the US +1-201-680 6578
Fax +1-201-680 4675

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com
www.melloninvestor.com

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com
Language: English | SAP-No. 80834E-1101

© UBS 2011. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral
oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group

8	Group results

2.	UBS business divisions

16	Wealth Management & Swiss Bank
21	Wealth Management Americas
24	Global Asset Management
28	Investment Bank

3.	Risk and treasury management

32	Risk management and control
40	Balance sheet
42	Liquidity and funding
44	Capital management

4.	Financial information (unaudited)

51	Financial statements
57	Notes to the financial statements

Appendix

78	UBS registered shares
79	Information sources

Fourth Quarter 2010 Report

UBS and its businesses

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions. Headquartered in Zurich and Basel, Switzerland, UBS has offices in more than 50 countries, including all major financial centers, and employs approximately 65,000 people. Under Swiss company law, UBS is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our Retail & Corporate business unit provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland.

Wealth Management Americas

Wealth Management Americas provides advice-based relationships through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the Wealth Management US business, the domestic Canadian business and the international business booked in the United States.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate and infrastructure that can also be combined into multi-asset strategies. The fund services unit provides legal fund set-up and accounting and reporting for retail and institutional funds.

Investment Bank

The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and commodities. It also provides advisory services and access to the world’s capital markets for corporate and institutional clients, governments, financial intermediaries, alternative asset managers and private investors.

Corporate Center

The Corporate Center provides and manages support and control functions for the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communication and branding, human resources, information technology, real estate, procurement, corporate development and service centres. Most costs and personnel of the Corporate Center are allocated to the business divisions.

UBS Group

    Management report

Group results

Group results

Net profit attributable to UBS shareholders was CHF 1,290 million in the fourth quarter, compared with CHF 1,664 million in the third quarter. Increased net fee and commission income was more than offset by increases in general and administrative expenses, credit loss expense and a smaller net tax benefit compared with the third quarter.

Income statement
	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Continuing operations

Interest income	4,591	4,620	4,681	(1)	(2)	18,872	23,461

Interest expense	(2,888)	(3,019)	(2,932)	(4)	(2)	(12,657)	(17,016)

Net interest income	1,703	1,601	1,749	6	(3)	6,215	6,446

Credit loss (expense) / recovery	(164)	30	(83)		98	(66)	(1,832)

Net interest income after credit loss expense	1,539	1,631	1,667	(6)	(8)	6,149	4,614

Net fee and commission income	4,444	3,978	4,438	12	0	17,160	17,712

Net trading income	766	868	(62)	(12)		7,452	(324)

Other income	373	180	52	107	617	1,214	599

Total operating income	7,122	6,658	6,095	7	17	31,975	22,601

Personnel expenses	3,851	3,977	3,323	(3)	16	16,994	16,543

General and administrative expenses	1,854	1,634	1,547	13	20	6,545	6,248

Depreciation of property and equipment	231	196	280	18	(18)	918	1,048

Impairment of goodwill	0	0	0			0	1,123

Amortization of intangible assets	26	33	33	(21)	(21)	117	200

Total operating expenses	5,962	5,840	5,183	2	15	24,573	25,162

Operating profit from continuing operations before tax	1,161	818	912	42	27	7,402	(2,561)

Tax expense / (benefit)	(149)	(825)	(480)	82	69	(61)	(443)

Net profit from continuing operations	1,310	1,643	1,392	(20)	(6)	7,463	(2,118)

Discontinued operations

Profit from discontinued operations before tax	0	0	(25)		100	2	(7)

Tax expense	0	0	0			0	0

Net profit from discontinued operations	0	0	(25)		100	2	(7)

Net profit	1,310	1,643	1,368	(20)	(4)	7,465	(2,125)

Net profit attributable to non-controlling interests	21	(21)	163		(87)	304	610

from continuing operations	21	(21)	162		(87)	303	600

from discontinued operations	0	0	1		(100)	1	10

Net profit attributable to UBS shareholders	1,290	1,664	1,205	(22)	7	7,161	(2,736)

from continuing operations	1,290	1,664	1,231	(22)	5	7,160	(2,719)

from discontinued operations	0	0	(26)		100	1	(17)

Performance by business division

Wealth Management	488	492	674	(1)	(28)	2,334	2,280

Retail & Corporate	387	446	435	(13)	(11)	1,772	1,629

Wealth Management & Swiss Bank	875	938	1,109	(7)	(21)	4,106	3,910

Wealth Management Americas	(33)	(47)	178	30		(131)	32

Global Asset Management	135	114	284	18	(52)	503	438

Investment Bank	75	(406)	297		(75)	2,172	(6,081)

Treasury activities and other corporate items	109	219	(956)	(50)		753	(860)

Operating profit from continuing operations before tax	1,161	818	912	42	27	7,402	(2,561)

UBS Group

Operating income: 4Q10 vs 3Q10

Total operating income was CHF 7,122 million compared with CHF 6,658 million in the prior quarter.

Net interest and trading income is analyzed below under the relevant business activities in order to provide a more comprehensive explanation of the movements.
è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information

Net income from trading businesses

Net income from trading businesses was CHF 968 million, up from CHF 813 million in the third quarter.
Equities trading revenues increased primarily due to higher revenues in the equities derivatives business. Fixed income, currencies and commodities trading revenues were slightly up, as an increase in trading revenues of macro was partially offset by lower trading revenues in other parts of the business.
An own credit loss on financial liabilities designated at fair value of CHF 509 million was recorded in the quarter, compared with a CHF 387 million loss in the third quarter. This loss was primarily due to a tightening of our credit spreads over the quarter. Debit valuation adjustments on derivatives in the Investment Bank’s Fixed income, currencies and commodities business were negative CHF 18 million compared with negative CHF 117 million in the previous quarter.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Net income from interest margin businesses

Net income from interest margin businesses was CHF 1,189 million compared with CHF 1,150 million in the third quarter.
The increase primarily resulted from Wealth Management Americas and treasury-related interest income in Wealth Management & Swiss Bank, partially offset by the effect of the strengthening of the Swiss franc against the euro and the US dollar.

Net income from treasury activities and other

Net income from treasury activities and other was CHF 311 million compared with CHF 506 million in the prior quarter.
The fourth quarter included a gain of CHF 153 million on the valuation of our option to acquire the SNB StabFund’s equity, compared with a gain of CHF 293 million in the previous quarter. Net income from treasury activities was negatively affected by the strengthening of the Swiss franc against other major currencies.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Credit loss expense / recovery

We experienced a net credit loss expense of CHF 164 million in the fourth quarter, compared with a net credit loss recovery of CHF 30 million in the third quarter.
The Investment Bank reported a net credit loss expense of CHF 108 million in the fourth quarter, primarily due to impairment charges on student loan auction rate securities. In the third quarter, the Investment Bank reported a net credit loss recovery of CHF 35 million.

Net interest and trading income
	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Net interest and trading income

Net interest income	1,703	1,601	1,749	6	(3)	6,215	6,446

Net trading income	766	868	(62)	(12)		7,452	(324)

Total net interest and trading income	2,469	2,469	1,688	0	46	13,667	6,122

Breakdown by businesses

Net income from trading businesses[1]	968	813	1,025	19	(6)	7,489	382

Net income from interest margin businesses	1,189	1,150	1,229	3	(3)	4,624	5,053

Net income from treasury activities and other	311	506	(566)	(39)		1,554	687

Total net interest and trading income	2,469	2,469	1,688	0	46	13,667	6,122

1 Includes lending activities of the Investment Bank.

Group results

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Wealth Management	8	3	42	167	(81)	11	45

Retail & Corporate	(63)	(7)	(51)	800	24	(76)	(178)

Wealth Management & Swiss Bank	(56)	(4)	(9)		522	(64)	(133)

Wealth Management Americas	(1)	0	1			(1)	3

Investment Bank	(108)	35	(70)		54	0	(1,698)

of which: related to reclassified securities[1]	(57)	15	(37)		54	(133)	(425)

of which: related to acquired securities	(25)	(2)	(18)		39	(39)	(18)

Treasury activities and other corporate items	0	0	(5)		(100)	0	(5)

Total	(164)	30	(83)		98	(66)	(1,832)

1 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

Wealth Management & Swiss Bank reported a net credit loss expense of CHF 56 million in the fourth quarter, primarily due to loan loss provisions related to a small number of clients. In the prior quarter, Wealth Management & Swiss Bank reported a net credit loss expense of CHF 4 million.
è	Refer to the “Risk management and control” section of this report for more information on credit risk and on impairments on student loan auction rate securities

Net fee and commission income

Net fee and commission income was CHF 4,444 million, compared with CHF 3,978 million in the previous quarter.
–	Underwriting fees were CHF 642 million compared with CHF 398 million, due to increased deal size and volumes in the equities capital markets business, partially offset by lower deal volumes in the fixed income capital markets business.
–	Mergers and acquisitions and corporate finance fees increased 17% to CHF 265 million due to increased deal volume and the completion of certain large deals.
–	Net brokerage fees were up 11% to CHF 921 million due to higher trading volumes following very low client activity in the third quarter.
–	Investment fund fees at CHF 957 million, were up 4% compared with the third quarter, primarily due to higher sales-based fees.
–	Portfolio management and advisory fees increased to CHF 1,486 million from CHF 1,416 million, mainly due to higher performance fees in the alternative and quantitative investments business of Global Asset Management, and higher portfolio management fees in Wealth Management Americas.
–	Other commission expenses s increased 12% to CHF 243 million.
è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 373 million in the fourth quarter compared with CHF 180 million in the previous quarter.
The fourth quarter included a gain of CHF 158 million from the sale of a property in Zurich, and net gains from the disposal of investments in associates of CHF 78 million.
è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 4Q10 vs 3Q10

Personnel expenses

Personnel expenses were CHF 3,851 million compared with CHF 3,977 million, primarily due to a decrease in variable compensation.
è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses were CHF 1,854 million in the fourth quarter, up 13% from CHF 1,634 million in the third quarter. This was due to higher IT outsourcing costs and professional fees, an increase in administration expenses due to a charge of CHF 40 million booked by Wealth Management & Swiss Bank to reimburse the Swiss government for costs incurred in connection with the US cross-border matter, and an increase in litigation provisions. The quarter included litigation provisions of CHF 230 million.
è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation and amortization

Depreciation of property and equipment was CHF 231 million, up CHF 35 million from the third quarter. The fourth quarter included increased depreciation of IT and communication equipment due to new purchases. The third quarter included a reversal of a reinstatement provision for leasehold improvements of CHF 16 million. Amortization of intangible assets was CHF 26 million compared with CHF 33 million in the previous quarter.

UBS Group

Tax: 4Q10 vs 3Q10

We recognized a net income tax benefit in our income statement of CHF 149 million in the fourth quarter.

This reflects the benefit of a further write-up of deferred tax assets of CHF 391 million for US and Swiss tax losses incurred in previous years, following the write-up that was made in the third quarter for interim reporting purposes, based on the updated profit forecast assumptions over a five-year time horizon used for recognition purposes. This benefit was partially offset by tax expenses of CHF 242 million in respect of taxable profits of Group entities.
In the fourth quarter, the Parent Bank adopted for its statutory financial statements a change in the Swiss Accounting standards that permits to designate issued structured products to be accounted for at fair value through profit or loss (excluding own credit changes). The adoption of this accounting change by the Parent Bank resulted in an increase in the deferred tax assets related to Swiss tax loss carryforwards of approximately CHF 80 million in the Group financial statements, which is included in the CHF 391 million write-up of deferred tax assets.

Net profit attributable to non-controlling interests: 4Q10 vs 3Q10

Net profit attributable to non-controlling interests was CHF 21 million, compared with a loss of CHF 21 million in the third quarter. The fourth quarter included the recognition of dividend obligations of CHF 23 million for preferred securities, whereas the previous quarter included a CHF 26 million reversal of accrued dividends on preferred securities called for redemption.

Comprehensive income attributable to UBS shareholders: 4Q10 vs 3Q10

Comprehensive income attributable to UBS shareholders includes all changes in equity (including net profit) attributed to UBS shareholders during a period, except those resulting from investments by and distributions to shareholders as well as equity-settled share-based payments. Items included in comprehensive income, but not in net profit, are reported under other comprehensive income (OCI). Most of those items are recognized in net profit when the underlying item is sold or realized.

Comprehensive income attributable to UBS shareholders was negative CHF 769 million, as net profit attributable to UBS shareholders of CHF 1,290 million was more than offset by losses of CHF 2,058 million recognized in OCI attributable to UBS shareholders. OCI attributable to UBS shareholders was negative in the fourth quarter due to: (1) changes in the replacement values of interest rate swaps designated as hedging instruments of CHF 1,175 million (net of tax); (2) fair value losses on financial investments available-for-sale of CHF 603 million (net of tax); and (3) losses in the currency translation account of CHF 280 million (net of tax) related to the Swiss franc carrying value of investments in subsidiaries whose reporting currencies are other than Swiss francs.
The fair value of US dollar, euro and British pound fix-receiver interest rate swaps designated to manage interest rate risk on deposits decreased in the fourth quarter, due to upward shifts in underlying LIBOR curves and adverse currency effects. Fair value losses on financial investments available-for-sale predominantly relate to our fixed-interest bearing long-term bond portfolio, which consists of US and UK government bonds. During the fourth quarter, the fair value of this portfolio decreased, predominantly due to rising market interest rates. Foreign currency translation-related OCI losses attributable to UBS shareholders of CHF 709 million (net of tax) largely resulted from the strengthening of the Swiss franc against the US dollar, British pound and euro. We have foreign operations conducted through entities with these functional currencies. These losses in foreign currency translation were partially offset by an out-of-period credit of CHF 429 million resulting from the correction of prior period misstatements.
è	Refer to the “Statement of comprehensive income” and “Note 1 Basis of accounting” in the “Financial information” section of this report for more information

Net new money[1]
	For the quarter ended			Year ended
CHF billion	31.12.10	30.9.10	31.12.09	31.12.10	31.12.09

Wealth Management	0.0	1.0	(32.9)	(12.1)	(87.1)

Retail & Corporate	2.7	(0.1)	(0.3)	2.0	(2.7)

Wealth Management & Swiss Bank	2.7	0.9	(33.2)	(10.0)	(89.8)

Wealth Management Americas	3.4	0.3	(12.0)	(6.1)	(11.6)

Traditional investments	2.3	(1.5)	(13.2)	4.2	(40.6)

Alternative and quantitative investments	(1.5)	1.9	0.9	(3.2)	(6.7)

Global real estate	0.2	(0.3)	1.3	0.6	1.4

Infrastructure	0.0	0.0	0.0	0.1	0.1

Global Asset Management	1.0	0.0	(11.0)	1.8	(45.8)

1 Excludes interest and dividend income.

Group results

Invested assets development: 4Q10 vs 3Q10

Net new money

In Wealth Management, net new money inflows were very small compared with CHF 1.0 billion in the prior quarter.
In Wealth Management Americas, net new money inflows were CHF 3.4 billion, an improvement from CHF 0.3 billion in the third quarter.
In Global Asset Management, net new money inflows were CHF 1.0 billion compared with very small net inflows in the prior quarter.
è	Refer to the various discussions of net new money flows in the “UBS business divisions” section of this report for more information

Invested assets

Invested assets were CHF 2,152 billion on 31 December 2010 compared with CHF 2,180 billion on 30 September 2010. Positive market movements and net new money inflows were more than offset by the depreciation of the US dollar and euro against the Swiss franc.
è	Refer to the various discussions of invested assets in the “UBS business divisions” section of this report for more information

Personnel: 4Q10 vs 3Q10

UBS employed 64,617 personnel on 31 December 2010, compared with 64,583 personnel on 30 September 2010.

Results: FY10 vs FY09

Net profit attributable to UBS shareholders was CHF 7,161 million compared with a net loss of CHF 2,736 million. This increase was primarily due to an improvement in trading income, a reduction in credit loss expense, and goodwill impairment charges in 2009.

Trading income increased primarily due to the improvement in the fixed income, currencies and commodities business. Credit loss expense decreased to CHF 66 million in 2010 compared with CHF 1,832 million in 2009.

Operating expenses were lower at CHF 24,573 million compared with CHF 25,162 million. Operating expenses in 2010 included CHF 113 million of restructuring charges, while operating expenses in 2009 included goodwill impairment charges of CHF 1,123 million and restructuring charges of CHF 791 million.
Personnel expenses increased to CHF 16,994 million from CHF 16,543 million. Personnel expenses recorded in 2010 include discretionary variable compensation expenses of CHF 4.2 billion, of which CHF 1.5 billion relate to variable compensation brought forward from prior years, and a charge of CHF 0.2 billion for the UK Bank Payroll Tax. The discretionary bonus pool granted to employees for the performance year 2010 was CHF 4.3 billion, 10% lower than in the previous year. Of this amount, CHF 2.7 billion is recognized in the income statement in 2010, and CHF 1.6 billion will be deferred to 2011 and later.
è	Refer to our Annual Report 2010, which will be published on 15 March 2011, for more information on compensation

Net profit attributable to non-controlling interests for 2010 was CHF 304 million compared with CHF 610 million for 2009. This decrease is primarily the consequence of the attribution in 2009 rather than in 2010 of CHF 132 million of net profit to non-controlling interests in connection with certain dividends payable in 2010 on hybrid capital instruments classified as non-owner equity. This attribution was made out of 2009’s net profit following a determination that a triggering event had occurred that caused the 2010 dividend payments to become obligatory under the terms of these hybrid capital instruments. The triggering event was the cash payment made by UBS in 2009 to the Swiss Confederation in consideration of the Confederation’s waiver of its right to receive future coupon payments on the mandatory convertible notes due 2011. Had the 2010 dividend payments been applied to net profit in 2010 rather than in 2009, the net profit attributed to non-controlling interests would have been CHF 478 million in 2009 and CHF 436 million in 2010.

UBS Group

Invested assets
	As of			% change from
CHF billion	31.12.10	30.9.10	31.12.09	30.9.10	31.12.09

Wealth Management	768	787	825	(2)	(7)

Retail & Corporate	136	133	135	2	1

Wealth Management & Swiss Bank	904	920	960	(2)	(6)

Wealth Management Americas	689	693	690	(1)	0

Traditional investments	487	492	502	(1)	(3)

Alternative and quantitative investments	34	36	41	(6)	(17)

Global real estate	36	37	39	(3)	(8)

Infrastructure	1	1	1	0	0

Global Asset Management	559	567	583	(1)	(4)

Total	2,152	2,180	2,233	(1)	(4)

Personnel by region
	As of			% change from
Full-time equivalents	31.12.10	30.9.10	31.12.09	30.9.10	31.12.09

Switzerland	23,284	23,357	24,050	0	(3)

UK	6,634	6,556	6,204	1	7

Rest of Europe	4,122	4,121	4,145	0	(1)

Middle East / Africa	137	139	134	(1)	2

USA	22,031	22,097	22,702	0	(3)

Rest of Americas	1,147	1,141	1,132	1	1

Asia Pacific	7,263	7,172	6,865	1	6

Total	64,617	64,583	65,233	0	(1)

Personnel by business division
	As of			% change from
Full-time equivalents	31.12.10	30.9.10	31.12.09	30.9.10	31.12.09

Wealth Management	15,663	15,534	15,408	1	2

Retail & Corporate	12,089	12,079	12,140	0	0

Wealth Management & Swiss Bank	27,752	27,613	27,548	1	1

Wealth Management Americas	16,330	16,308	16,925	0	(4)

Global Asset Management	3,481	3,461	3,471	1	0

Investment Bank	16,860	17,006	15,666	(1)	8

Treasury activities and other corporate items	194	194	1,624	0	(88)

Total	64,617	64,583	65,233	0	(1)

of which: personnel managed centrally	19,406	19,583	19,993	(1)	(3)

UBS business divisions

Management report

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Income	2,790	2,729	2,778	2	0	11,291	11,523

Credit loss (expense) / recovery	(56)	(4)	(9)		522	(64)	(133)

Total operating income	2,734	2,725	2,769	0	(1)	11,226	11,390

Personnel expenses	1,207	1,194	1,059	1	14	4,792	5,197

General and administrative expenses	579	528	510	10	14	2,061	2,017

Services (to) / from other business divisions	(13)	(12)	(10)	(8)	(30)	(61)	(90)

Depreciation of property and equipment	84	67	96	25	(13)	309	289

Amortization of intangible assets	3	9	5	(67)	(40)	19	67

Total operating expenses	1,859	1,787	1,660	4	12	7,121	7,480

Business division performance before tax	875	938	1,109	(7)	(21)	4,106	3,910

Key performance indicators[1]

Pre-tax profit growth (%)	(6.7)	(17.1)	40.0			5.0	(35.0)

Cost / income ratio (%)	66.6	65.5	59.8			63.1	64.9

Net new money (CHF billion)[2]	2.7	0.9	(33.2)			(10.0)	(89.8)

Additional information

Average attributed equity (CHF billion)[3]	9.0	9.0	9.0	0	0

Return on attributed equity (RoaE) (%)						45.6	43.4

BIS risk-weighted assets (CHF billion)	43.4	45.1	48.6	(4)	(11)

Return on risk-weighted assets, gross (%)						24.3	21.7

Goodwill and intangible assets (CHF billion)	1.5	1.5	1.6	0	(6)

Invested assets (CHF billion)	904	920	960	(2)	(6)

Client assets (CHF billion)	1,799	1,798	1,844	0	(2)

Personnel (full-time equivalents)	27,752	27,613	27,548	1	1

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions

Wealth Management

Pre-tax profit was CHF 488 million compared with CHF 492 million in the previous quarter. Excluding a charge of CHF 40 million to reimburse the Swiss government for costs incurred in connection with the US cross-border matter, pre-tax profit increased CHF 36 million, or 7%, compared with the third quarter. This was due to a 3% increase in operating income as client trading activity increased, and despite headwinds resulting from the strengthening of the Swiss franc.

Business unit reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Recurring income	1,293	1,335	1,342	(3)	(4)	5,411	5,696

Non-recurring income	502	421	416	19	21	1,934	1,731

Income	1,795	1,756	1,758	2	2	7,345	7,427

Credit loss (expense) / recovery	8	3	42	167	(81)	11	45

Total operating income	1,803	1,759	1,800	3	0	7,356	7,471

Personnel expenses	797	793	647	1	23	3,167	3,360

General and administrative expenses	362	311	278	16	30	1,224	1,182

Services (to) / from other business divisions	111	119	149	(7)	(26)	449	428

Depreciation of property and equipment	43	36	48	19	(10)	163	154

Amortization of intangible assets	3	9	5	(67)	(40)	19	67

Total operating expenses	1,315	1,267	1,127	4	17	5,023	5,191

Business unit performance before tax	488	492	674	(1)	(28)	2,334	2,280

Key performance indicators[1]

Pre-tax profit growth (%)	(0.8)	(25.2)	57.1			2.4	(37.2)

Cost / income ratio (%)	73.3	72.2	64.1			68.4	69.9

Net new money (CHF billion)[2]	0.0	1.0	(32.9)			(12.1)	(87.1)

Gross margin on invested assets (bps)[3]	92	89	88	3	5	92	91

Swiss wealth management

Income	385	374	362	3	6	1,543	1,488

Net new money (CHF billion)[2]	1.1	2.1	(1.7)			0.8	(7.2)

Invested assets (CHF billion)	137	137	140	0	(2)

Gross margin on invested assets (bps)	112	110	103	2	9	112	110

International wealth management

Income	1,410	1,382	1,397	2	1	5,802	5,939

Net new money (CHF billion)[2]	(1.1)	(1.1)	(31.2)			(12.9)	(79.9)

Invested assets (CHF billion)	631	650	685	(3)	(8)

Gross margin on invested assets (bps)[3]	88	85	85	4	4	88	88

Additional information

Average attributed equity (CHF billion)[4]	4.4	4.4	4.4	0	0

Return on attributed equity (RoaE) (%)						53.0	51.8

BIS risk-weighted assets (CHF billion)	16.9	17.4	17.9	(3)	(6)

Return on risk-weighted assets, gross (%)						41.4	37.4

Goodwill and intangible assets (CHF billion)	1.5	1.5	1.6	0	(6)

Invested assets (CHF billion)	768	787	825	(2)	(7)

Client assets (CHF billion)	920	945	1,005	(3)	(8)

Personnel (full-time equivalents)	15,663	15,534	15,408	1	2

Client advisors (full-time equivalents)	4,172	4,148	4,286	1	(3)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Excludes interest and dividend income.   3 Excludes negative valuation adjustments on a property fund (4Q10: CHF 0 million, 3Q10: CHF 0 million; 4Q09: CHF 88 million; FY10: CHF 45 million; FY09: CHF 155 million).   4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Wealth Management & Swiss Bank

Results: 4Q10 vs 3Q10

Operating income

Total operating income improved to CHF 1,803 million compared with CHF 1,759 million in the prior quarter.
Recurring income was CHF 1,293 million compared with CHF 1,335 million in the previous quarter, mainly due to lower asset based fees. Interest income was flat as the effect of the strengthening of the Swiss franc against the euro and the US dollar was offset by additional treasury revenues.
Non-recurring income was CHF 502 million, up 19%, or CHF 81 million, compared with CHF 421 million in the third quarter. Brokerage fees and trading income were up compared with the third quarter as client activity increased.
A net credit loss recovery of CHF 8 million was recorded in the fourth quarter, compared with a recovery of CHF 3 million in the third quarter.

Operating expenses

Operating expenses increased 4% to CHF 1,315 million from CHF 1,267 million, mainly due to a CHF 40 million charge to reimburse the Swiss government for costs incurred in connection with the US cross-border matter. Excluding this charge, operating expenses were virtually flat.
Personnel expenses remained stable at CHF 797 million. General and administrative expenses were up CHF 51 million compared with the previous quarter, mainly due to the abovementioned charge to reimburse the Swiss government.
Net charges from other businesses slightly decreased to CHF 111 million from CHF 119 million in the previous quarter.
Depreciation was up by CHF 7 million compared with the third quarter, and amortization of intangible assets decreased to CHF 3 million from CHF 9 million.

Invested assets development: 4Q10 vs 3Q10

Net new money

Net new money inflows were very small compared with net inflows of CHF 1.0 billion in the prior quarter. International wealth management reported net outflows of CHF 1.1 billion despite net inflows in the Asia Pacific region, in emerging markets and globally from ultra high net worth clients. Net new money in Europe was negative despite net inflows in a number of locations. Swiss wealth management reported net inflows of CHF 1.1 billion compared with CHF 2.1 billion in the third quarter.

Invested assets

Invested assets were CHF 768 billion on 31 December 2010, a decrease of CHF 19 billion from 30 September 2010. During the quarter, positive market performance was more than offset by a 7% decrease in the value of the euro, and a 5% decrease in the value of the US dollar against the Swiss franc. In Wealth Management, 31% of invested assets are denominated in euros and 31% in US dollars.

Gross margin on invested assets

The gross margin on invested assets for Wealth Management stood at 92 basis points in the fourth quarter, an increase of 3 basis points compared with the prior quarter. This reflects a 2% increase in income, and a 1% reduction in the average invested asset base. The recurring income margin decreased 1 basis point to 67 basis points. The non-recurring income margin was up 4 basis points to 25 basis points, mainly reflecting increased client activity in the fourth quarter.

Personnel: 4Q10 vs 3Q10

Wealth Management employed 15,663 personnel on 31 December 2010, compared with 15,534 on 30 September 2010. The number of client advisors increased to 4,172 at the end of the fourth quarter, mainly due to selective hiring in the Asia Pacific region.

Results: FY10 vs FY09

Pre-tax profit increased 2% to CHF 2,334 million from CHF 2,280 million. This improvement was mainly due to a 3% reduction in operating expenses.

Total operating income declined to CHF 7,356 million from CHF 7,471 million in 2009. Recurring income was down 5%, mainly due to lower interest income resulting from low market interest rates and a decrease in the value of the euro and US dollar against the Swiss franc. Fee income was down, mainly impacted by a lower average asset base. Non-recurring income was up 12% as trading income increased, and as 2009 included higher revaluation adjustments on a property fund. Credit loss recoveries were CHF 11 million in 2010, down from CHF 45 million in 2009.
Operating expenses were down 3% compared with 2009. Personnel expenses were down 6% to CHF 3,167 million reflecting restructuring costs in 2009. Non-personnel expenses were up by CHF 24 million to CHF 1,855 million, mainly due to higher general and administrative expenses in relation to the abovementioned charge to reimburse the Swiss government, and higher sponsoring and branding costs related to the global re-launch of the UBS brand.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

UBS business divisions

Retail & Corporate

Pre-tax profit was CHF 387 million compared with CHF 446 million in the previous quarter, mainly resulting from higher credit loss expenses.

Business unit reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Net interest income	617	592	668	4	(8)	2,422	2,681

Non-interest income	378	381	352	(1)	7	1,524	1,415

Income	995	973	1,020	2	(2)	3,946	4,096

Credit loss (expense) / recovery	(63)	(7)	(51)	800	24	(76)	(178)

Total operating income	931	966	968	(4)	(4)	3,870	3,918

Personnel expenses	410	402	412	2	0	1,625	1,836

General and administrative expenses	217	217	232	0	(6)	836	835

Services (to) / from other business divisions	(124)	(130)	(159)	5	22	(509)	(518)

Depreciation of property and equipment	41	32	49	28	(16)	146	136

Total operating expenses	544	520	533	5	2	2,098	2,289

Business unit performance before tax	387	446	435	(13)	(11)	1,772	1,629

Key performance indicators[1]

Pre-tax profit growth (%)	(13.2)	(5.7)	20.2			8.8	(31.6)

Cost / income ratio (%)	54.7	53.4	52.3			53.2	55.9

Net new money (CHF billion)[2]	2.7	(0.1)	(0.3)			2.0	(2.7)

Impaired lending portfolio as a % of total lending portfolio, gross	0.9	0.9	1.1

Additional information

Average attributed equity (CHF billion)[3]	4.6	4.6	4.6	0	0

Return on attributed equity (RoaE) (%)						38.5	35.4

BIS risk-weighted assets (CHF billion)	26.5	27.7	30.8	(4)	(14)

Return on risk-weighted assets, gross (%)						13.7	12.3

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Invested assets (CHF billion)	136	133	135	2	1

Client assets (CHF billion)	879	853	840	3	5

Personnel (full-time equivalents)	12,089	12,079	12,140	0	0

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Wealth Management & Swiss Bank

Results: 4Q10 vs 3Q10

Operating income

Total operating income was CHF 931 million, down from CHF 966 million in the third quarter. Credit loss expenses increased to CHF 63 million from CHF 7 million, primarily due to loan loss provisions related to a small number of clients. Excluding credit loss expenses, operating income increased to CHF 995 million from CHF 973 million.
Net interest income was CHF 617 million, up CHF 25 million from the prior quarter, reflecting additional treasury revenues that also include a breakage fee from one large client. Non-interest income, at CHF 378 million, was stable compared with the previous quarter.

Operating expenses

Operating expenses increased by CHF 24 million to CHF 544 million.
Personnel expenses were up CHF 8 million, largely due to business realignments between Wealth Management and Retail & Corporate, which led to a shift of employees and related full-year 2010 costs to Retail & Corporate.
Non-personnel expenses increased by CHF 16 million compared with the previous quarter, mainly due to higher depreciation arising from IT investments.

Invested assets development: 4Q10 vs 3Q10

Invested assets

Invested assets were CHF 136 billion on 31 December 2010, up by CHF 3 billion from 30 September 2010. This mainly reflects net new money inflows and higher equity markets, partly offset by a 7% decrease in the value of the euro and a 5% decrease of the US dollar against the Swiss franc.

Personnel: 4Q10 vs 3Q10

Retail & Corporate employed 12,089 personnel on 31 December 2010 compared with 12,079 on 30 September 2010. This small increase was mainly the result of the abovementioned business realignment, which was partially compensated by a reduction of personnel in other areas.

Results: FY10 vs FY09

Pre-tax profit increased 9% to CHF 1,772 million from CHF 1,629 million.

Total operating income was virtually unchanged at CHF 3,870 million compared with CHF 3,918 million in 2009. Net interest income was 10% lower in comparison with 2009, as low market interest rates continued to exert downward pressure on interest margins. This was only partially compensated by higher volumes in certain products compared with 2009, and higher margins on new mortgage loans. Non-interest income increased 8%, reflecting higher fee and trading income. Credit loss expense was CHF 76 million in 2010, a decline of CHF 102 million compared with 2009.
Operating expenses were reduced 8% compared with 2009. Personnel expenses decreased 11% to CHF 1,625 million, reflecting 2009 personnel reductions and corresponding restructuring expenses. Non-personnel expenses were CHF 473 million, up from CHF 453 million in 2009.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

UBS business divisions

Wealth Management Americas

The pre-tax result was a loss of CHF 33 million in the fourth quarter compared with a loss of CHF 47 million in the third quarter. While operating income increased, the quarter included litigation provisions of CHF 152 million. Net new money inflows improved substantially during the quarter, with strong performance from financial advisors employed with UBS for more than one year.

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Recurring income	859	840	812	2	6	3,472	3,256

Non-recurring income	521	498	582	5	(10)	2,093	2,290

Income	1,380	1,338	1,394	3	(1)	5,565	5,546

Credit loss (expense) / recovery	(1)	0	1			(1)	3

Total operating income	1,379	1,338	1,395	3	(1)	5,564	5,550

Personnel expenses	1,003	1,031	946	(3)	6	4,226	4,231

Financial advisor compensation[1]	517	498	423	4	22	2,068	1,828

Compensation commitments and advances related to recruited FAs[2]	141	148	150	(5)	(6)	599	599

Salaries and other personnel costs	345	385	373	(10)	(8)	1,559	1,804

General and administrative expenses	359	303	226	18	59	1,223	1,017

Services (to) / from other business divisions	(2)	3	(6)		67	(6)	4

Depreciation of property and equipment	39	33	37	18	5	198	170

Impairment of goodwill	0	0	0			0	34

Amortization of intangible assets	13	13	14	0	(7)	55	62

Total operating expenses	1,412	1,384	1,217	2	16	5,695	5,518

Business division performance before tax	(33)	(47)	178	30		(131)	32

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	61.8			N/A	N/A

Cost / income ratio (%)	102.3	103.4	87.3			102.3	99.5

Net new money (CHF billion)[5]	3.4	0.3	(12.0)			(6.1)	(11.6)

Gross margin on invested assets (bps)	80	77	81	4	(1)	80	81

Additional information

Average attributed equity (CHF billion)[6]	8.0	8.0	8.0	0	0

Return on attributed equity (RoaE) (%)						(1.6)	0.4

BIS risk-weighted assets (CHF billion)	23.8	23.8	22.8	0	4

Return on risk-weighted assets, gross (%)						23.8	23.5

Goodwill and intangible assets (CHF billion)	3.7	3.9	4.2	(5)	(12)

Invested assets (CHF billion)	689	693	690	(1)	0

Client assets (CHF billion)	738	743	737	(1)	0

Personnel (full-time equivalents)	16,330	16,308	16,925	0	(4)

Financial advisors (full-time equivalents)	6,796	6,783	7,084	0	(4)

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.   2 Compensation commitments and advances related to recruited financial advisors (FAs) represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Excludes interest and dividend income.   6 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Wealth Management Americas

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year ended
CHF billion, except where indicated	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Additional information (only Wealth Management US)

Net new money[1]	3.8	0.0	(11.3)			(5.5)	(9.8)

Net new money including interest and dividend income[2]	9.2	4.3	(6.2)			13.1	10.0

Business division reporting excluding PaineWebber acquisition costs[3]

Business division performance before tax	(8)	(20)	207	60		(22)	155

Cost / income ratio (%)	100.5	101.4	85.5			100.4	97.3

Average attributed equity[4]	4.8	4.6	4.6	4	4

1 Excludes interest and dividend income.   2 For purposes of comparison with US peers.   3 Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.   4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 4Q10 vs 3Q10

Operating income

Total operating income increased 3% to CHF 1,379 million from CHF 1,338 million in the previous quarter. In US dollar terms, operating income improved 7% to its highest level since third quarter 2008.
Recurring income increased 2% due to higher managed account fees and an increase in net interest income, as client balances in securities-based lending and mortgages increased. Recurring income was 62% of total operating income, down from 63% in the prior quarter. Non-recurring income increased 5% due to higher transactional revenue, partly offset by lower municipal trading income.

Operating expenses

Total operating expenses increased 2% to CHF 1,412 million from CHF 1,384 million. This corresponds to an increase of 6% in US dollars.
Personnel expenses decreased 3% to CHF 1,003 million from CHF 1,031 million. In US dollar terms, personnel costs increased 1% due to higher financial advisor compensation related to higher revenue production. Partly offsetting this increase was a decline in salaries and other personnel costs due to lower variable compensation, along with a decrease in expenses of compensation commitments and advances related to recruited financial advisors. Compensation advance balances related to recruited financial advisors declined to CHF 3,112 million at the end of the quarter from CHF 3,306 million as of 30 September 2010, due primarily to currency translation effects. Non-personnel expenses increased 16% to CHF 409 million from CHF 353 million. General and administrative costs increased 18% as a result of a 33% increase in litigation provisions.
è	Refer to “Note 14 Litigation and regulatory matters” in the “Financial information” section of this report for more information on litigation

Invested assets development: 4Q10 vs 3Q10

Net new money

Net new money inflows were CHF 3.4 billion, an improvement from net inflows of CHF 0.3 billion in the third quarter.
The Wealth Management US business net new money inflows were CHF 3.8 billion compared with very small inflows in the prior quarter. This was the result of an improvement in net inflows from financial advisors employed with UBS for more than one year, the fourth consecutive quarter of positive net new money from this population. In addition, improved net inflows from financial advisor recruiting were partially offset by attrition.
Including interest and dividend income, the Wealth Management US business had net new money inflows of CHF 9.2 billion compared with inflows of CHF 4.3 billion in the prior quarter, marking the third consecutive quarter of net inflows. Including interest and dividend income only from Wealth Management US, Wealth Management Americas had net new money inflows of CHF 8.8 billion in the fourth quarter, compared with CHF 4.6 billion in the third quarter.

Invested assets

Invested assets decreased 1%, or CHF 4 billion, to CHF 689 billion on 31 December 2010. However, in US dollar terms, invested assets increased 5% due to positive market performance and net new money inflows.

Gross margin on invested assets

The gross margin on invested assets increased 3 basis points to 80 basis points, due to a 3% increase in income compared with the prior quarter, while average invested assets were relatively flat. The recurring income margin increased 2 basis points to 50 basis points, corresponding to a 2% increase in recurring income. The non-recurring income margin increased 1 basis point to 30 basis points, corresponding to a 5% increase in non-recurring income. In US dollar terms, the gross margin on invested assets was stable at 79 basis points as income and average invested assets both increased 7%.

Personnel: 4Q10 vs 3Q10

Wealth Management Americas employed 16,330 personnel as of 31 December 2010, virtually unchanged from 16,308 on 30 September 2010. The number of financial advisors increased by 13 to 6,796, reflecting improved retention, with financial advisor turn-

UBS business divisions

over reaching its lowest quarterly level since 2006. The number of non-financial-advisor employees increased by 9 to 9,534, principally due to increased headcount within the Wealth Management US business. This increase was partially offset by a decrease in shared services personnel, of which a portion is allocated to Wealth Management Americas.

Results: FY10 vs FY09

Wealth Management Americas reported a pre-tax loss of CHF 131 million in 2010, compared with a pre-tax profit of CHF 32 million in 2009. Excluding restructuring charges of CHF 162 million in 2010 and CHF 152 million in 2009, and a net goodwill impairment charge of CHF 19 million related to the sale of UBS Pactual in 2009, pre-tax results decreased to a profit of CHF 31 million in 2010 from a profit of CHF 203 million in 2009, primarily resulting from a significant increase in litigation provisions in 2010 to CHF 320 million from CHF 54 million in 2009.

Operating income of CHF 5,564 million was essentially flat compared with 2009, but increased 4% in US dollar terms. Recurring income increased 7%, mainly due to stronger managed account fees and higher mutual fund revenue, which was offset by a 9% decrease in non-recurring income. The decrease in non-recurring income was principally due to a decline in municipal trading income, partly offset by higher commission income and a demutualization gain from Wealth Management Americas’ stake in the Chicago Board Options Exchange.
Operating expenses increased 3% to CHF 5,695 million. Personnel costs decreased slightly to CHF 4,226 million, but increased 4% in US dollar terms. Personnel costs in 2010 included restructuring charges of CHF 35 million related to personnel reductions compared with CHF 71 million in 2009. Financial advisor compensation increased 13% as a result of higher revenue production and the introduction of the GrowthPlus compensation program in the first quarter of 2010. Compensation commitments and advances related to recruited financial advisors were flat, but increased 4% in US dollar terms. Salaries and other personnel costs decreased 14% due to lower salaries and other non-financial advisor related personnel costs resulting from restructuring initiatives in 2010 and 2009, partly offset by higher incentive compensation. Non-personnel costs increased 14% to CHF 1,470 million. Excluding restructuring charges primarily related to real estate writedowns of CHF 127 million in 2010 and CHF 82 million in 2009, as well as the abovementioned net goodwill impairment charge, non-personnel expenses increased 13%, primarily due to higher general and administrative costs as litigation provisions increased significantly in 2010. In addition, non-personnel costs included a shift of expenses from the Corporate Center to the business divisions beginning in 2010.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

Global Asset Management

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 135 million in the fourth quarter compared with CHF 114 million in the third quarter. Higher performance fees, mainly in alternative and quantitative investments, were partly offset by higher personnel expenses.

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Net management fees[1]	470	462	487	2	(3)	1,918	1,904

Performance fees	72	12	50	500	44	141	233

Total operating income	542	473	537	15	1	2,058	2,137

Personnel expenses	286	248	139	15	106	1,109	996

General and administrative expenses	109	99	93	10	17	400	387

Services (to) / from other business divisions	0	1	7	(100)	(100)	(5)	(74)

Depreciation of property and equipment	11	10	11	10	0	43	36

Impairment of goodwill	0	0	0			0	340

Amortization of intangible assets	2	2	2	0	0	8	13

Total operating expenses	407	359	253	13	61	1,555	1,698

Business division performance before tax	135	114	284	18	(52)	503	438

Key performance indicators[2]

Pre-tax profit growth (%)	18.4	(2.6)	118.5			14.8	(67.1)

Cost / income ratio (%)	75.1	75.9	47.1			75.6	79.5

Information by business line

Income

Traditional investments	303	300	319	1	(5)	1,259	1,319

Alternative and quantitative investments	111	58	97	91	14	325	405

Global real estate	74	65	60	14	23	258	185

Infrastructure	4	3	4	33	0	14	13

Fund services	49	46	56	7	(13)	202	214

Total operating income	542	473	537	15	1	2,058	2,137

Gross margin on invested assets (bps)

Traditional investments	25	24	25	4	0	25	26

Alternative and quantitative investments	126	64	98	97	29	88	102

Global real estate	81	69	63	17	29	68	47

Infrastructure	154	112	148	38	4	130	114

Total gross margin	39	33	37	18	5	36	37

Net new money (CHF billion)[3]

Traditional investments	2.3	(1.5)	(13.2)			4.2	(40.6)

Alternative and quantitative investments	(1.5)	1.9	0.9			(3.2)	(6.7)

Global real estate	0.2	(0.3)	1.3			0.6	1.4

Infrastructure	0.0	0.0	0.0			0.1	0.1

Total net new money	1.0	0.0	(11.0)			1.8	(45.8)

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   3 Excludes interest and dividend income.

UBS business divisions

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year ended
CHF billion, except where indicated	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Invested assets

Traditional investments	487	492	502	(1)	(3)

Alternative and quantitative investments	34	36	41	(6)	(17)

Global real estate	36	37	39	(3)	(8)

Infrastructure	1	1	1	0	0

Total invested assets	559	567	583	(1)	(4)

Assets under administration by fund services

Assets under administration[1]	390	380	406	3	(4)

Net new assets under administration[2]	16.5	(12.7)	(14.0)			(0.8)	(59.7)

Gross margin on assets under administration (bps)	5	5	5	0	0	5	5

Additional information

Average attributed equity[3]	2.5	2.5	2.5	0	0

Return on attributed equity (RoaE) (%)						20.1	15.9

BIS risk-weighted assets	3.5	3.7	4.1	(5)	(15)

Return on risk-weighted assets, gross (%)						56.8	37.7

Goodwill and intangible assets	1.5	1.6	1.7	(6)	(12)

Personnel (full-time equivalents)	3,481	3,461	3,471	1	0

1 This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.   2 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund defection.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 4Q10 vs 3Q10

Operating income

Total operating income was CHF 542 million compared with CHF 473 million, mainly due to higher performance fees in alternative and quantitative investments and, to a lesser extent, global real estate.

Operating expenses

Total operating expenses were CHF 407 million compared with CHF 359 million. Personnel expenses were CHF 286 million compared with CHF 248 million, due to higher variable compensation and costs associated with headcount reductions initiated in late 2009 of approximately CHF 9 million. General and administrative expenses were CHF 109 million compared with CHF 99 million, mainly due to higher advertising expenses and professional fees.

Invested assets development: 4Q10 vs 3Q10

Net new money

Net new money inflows were CHF 1.0 billion compared with very small net inflows in the prior quarter. Excluding money market flows, net new money outflows were CHF 0.3 billion compared with net inflows of CHF 3.9 billion. Net new money in the third quarter included CHF 2.5 billion resulting from a transfer of investment management responsibility for the US hedge fund business from Wealth Management Americas to Global Asset Management.
Net inflows from third parties were CHF 3.8 billion, mostly offset by net outflows of CHF 2.8 billion from clients of UBS’s wealth management businesses. Excluding money market flows, net inflows from third parties were CHF 2.8 billion, more than offset by net outflows of CHF 3.1 billion from clients of UBS’s wealth management businesses.

Invested assets

Invested assets were CHF 559 billion on 31 December 2010, a decrease of CHF 8 billion from 30 September 2010. Positive market movements and net new money inflows were more than offset by negative currency effects.

Gross margin on invested assets

The total gross margin was 39 basis points compared with 33 basis points in the prior quarter, mainly due to higher performance fees.

Results by business line: 4Q10 vs 3Q10

Traditional investments

Revenues were CHF 303 million, compared with CHF 300 million. The gross margin was 25 basis points compared with 24 basis points in the prior quarter.
Net new money inflows were CHF 2.3 billion compared with net outflows of CHF 1.5 billion in the third quarter. Excluding money market flows, net new money inflows were CHF 1.1 billion com-

Global Asset Management

pared with net inflows of CHF 2.3 billion in the prior quarter. Equities saw net inflows of CHF 2.1 billion, mainly into passive global equities and passive Japanese equities, compared with net inflows of CHF 1.5 billion. Fixed income saw net inflows of CHF 0.6 billion, mainly into US short duration bonds, compared with net inflows of CHF 2.3 billion. Multi-asset net outflows were CHF 1.6 billion, mainly from UK and Canadian balanced strategies, compared with net outflows of CHF 1.5 billion in the prior quarter.

Invested assets were CHF 487 billion on 31 December 2010 compared with CHF 492 billion on 30 September 2010, due to negative currency effects, partly offset by positive market movements and net new money inflows.

Alternative and quantitative investments

Revenues were CHF 111 million compared with CHF 58 million, almost entirely due to higher performance fees. The gross margin consequently increased to 126 basis points from 64 basis points in the prior quarter.
Net new money outflows were CHF 1.5 billion, mainly from multi-manager strategies, compared with net inflows of CHF 1.9 billion. The third quarter included CHF 2.5 billion related to the aforementioned transfer of investment management responsibility for the US hedge fund business from Wealth Management Americas to alternative and quantitative investments.
Invested assets were CHF 34 billion on 31 December 2010 compared with CHF 36 billion on 30 September 2010, due to negative currency effects and net new money outflows, partly offset by positive market movements.

Global real estate

Revenues were CHF 74 million compared with CHF 65 million, mainly due to higher performance fees in the US and higher transaction fees. The gross margin was 81 basis points compared with 69 basis points also mostly due to higher performance fees.
Net new money inflows were CHF 0.2 billion, mainly into the flagship US strategy, compared with net outflows of CHF 0.3 billion.
Invested assets were CHF 36 billion on 31 December 2010 compared with CHF 37 billion on 30 September 2010, as positive market movements and net new money inflows were more than offset by negative currency effects.

Infrastructure

Revenues were CHF 4 million, up by CHF 1 million from the prior quarter.
Net new money flows were nil, similar to the prior quarter.
Invested assets were CHF 1 billion on 31 December 2010, unchanged from 30 September 2010.

Fund services

Revenues were CHF 49 million compared with CHF 46 million in the prior quarter, mainly due to higher administrative fees. The gross margin on assets under administration was 5 basis points, unchanged from the prior quarter.
Net new assets under administration inflows were CHF 16.5 billion compared with net outflows of CHF 12.7 billion, due to net inflows of CHF 16.8 billion from third-party funds, partly offset by net outflows of CHF 0.3 billion from UBS funds.
Total assets under administration were CHF 390 billion on 31 December 2010 compared with CHF 380 billion on 30 September 2010, due to assets inflows and positive market movements, partly offset by negative currency effects.

Personnel: 4Q10 vs 3Q10

The number of personnel on 31 December 2010 was 3,481, compared with 3,461 on 30 September 2010. The increase was mainly in traditional investments but also included subsequent headcount transfers from Wealth Management Americas to alternative and quantitative investments associated with the abovementioned US hedge fund business.

Results: FY10 vs FY09

Pre-tax profit was CHF 503 million compared with CHF 438 million. In 2009, pre-tax profit was affected by a net CHF 191 million goodwill impairment charge related to the sale of UBS Pactual. Excluding this charge, the pre-tax profit for 2010 would have decreased by CHF 126 million compared with 2009.

Total operating income was CHF 2,058 million compared with CHF 2,137 million. Lower performance fees and lower revenues following the sale of UBS Pactual were only partly offset by lower co-investment losses in real estate and lower operational losses.
Total operating expenses were CHF 1,555 million compared with CHF 1,698 million. Excluding the abovementioned goodwill impairment charge, operating expenses would have increased by CHF 48 million in 2010, mainly due to higher expenses for variable compensation related to the amortization of prior years’ awards, partly offset by reduced non-personnel expenses as a result of cost cutting initiatives in 2009 and lower expenses following the sale of UBS Pactual.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

UBS business divisions

Investment performance – key composites

The table below shows investment performance for approximately 40% of Global Asset Management’s CHF 309 billion actively-managed invested assets in traditional investments on 31 December 2010. This figure excludes CHF 96 billion in actively-managed money market funds, CHF 77 billion in passively-managed investments and CHF 78 billion in alternatives (including alternative and quantitative investments, global real estate and infrastructure).

Annualized
	3 months	1 year	3 years	5 years

Equities

Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	–	–	–	–

Pan European Composite vs. MSCI Europe Free Index	–	–	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	+	+	+	+

Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	–	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	+	–	–	+

Global Equity Ex-US Growth Composite vs. MSCI EAFE (Free) Index	+	+	–	+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	–	+	+

Fixed income

Global Bond Composite vs. Citigroup World Government Bond Index	+	+	+	=

US Bond Composite vs. Barclays Capital U.S. Aggregate Index	+	+	–	–

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	+	+	+	+

CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	+	+	+	+

Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	+	+	+

Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	+	–	+

Global investment solutions

Global Securities Composite vs. Global Securities Markets Index[1]	+	+	–	–

1 Customized benchmark.
(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment Bank

Investment Bank

The Investment Bank recorded a pre-tax profit of CHF 75 million in the fourth quarter compared with a loss of CHF 406 million in the third quarter. Increased revenues, particularly in investment banking, and lower operating expenses were partly offset by higher own credit losses on financial liabilities designated at fair value and a net credit loss expense.

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Investment banking	910	422	746	116	22	2,414	2,466

Advisory revenues	264	221	233	19	13	846	858

Capital market revenues	757	362	590	109	28	1,994	2,514

Equities	461	90	405	412	14	1,020	1,609

Fixed income, currencies and commodities	296	272	185	9	60	974	904

Other fee income and risk management	(111)	(161)	(76)	31	(46)	(426)	(906)

Securities	1,865	1,773	1,445	5	29	10,125	4,390

Equities	945	904	948	5	0	4,469	4,937

Fixed income, currencies and commodities	920	869	496	6	85	5,656	(547)

Total income	2,775	2,194	2,191	26	27	12,539	6,856

Credit loss (expense) / recovery[1]	(108)	35	(70)		54	0	(1,698)

Total operating income excluding own credit	2,667	2,229	2,121	20	26	12,539	5,158

Own credit[2]	(509)	(387)	(24)	(32)		(548)	(2,023)

Total operating income as reported	2,158	1,842	2,097	17	3	11,991	3,135

Personnel expenses	1,262	1,494	1,020	(16)	24	6,749	5,568

General and administrative expenses	726	676	653	7	11	2,693	2,628

Services (to) / from other business divisions	12	12	15	0	(20)	64	(147)

Depreciation of property and equipment	75	58	100	29	(25)	278	360

Impairment of goodwill	0	0	0			0	749

Amortization of intangible assets	8	8	12	0	(33)	34	59

Total operating expenses	2,084	2,248	1,800	(7)	16	9,819	9,216

Business division performance before tax	75	(406)	297		(75)	2,172	(6,081)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	N/A			N/A	N/A

Cost / income ratio (%)	92.0	124.4	83.1			81.9	190.7

Return on attributed equity (RoaE) (%)						8.6	(24.1)

Return on assets, gross (%)						1.2	0.4

Average VaR (1-day, 95% confidence, 5 years of historical data)	66	58	51	14	29

1 Includes credit loss (expense) / recovery on reclassified securities (4Q10: loss of CHF 57 million; 3Q10: recovery of CHF 15 million; 4Q09: loss of CHF 37 million).   2 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 31 December 2010 amounts to CHF 0.2 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   4 Not meaningful if either the current period or the comparison period is a loss period.

UBS business divisions

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year ended
CHF billion, except where indicated	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Additional information

Total assets[1]	966.9	1,119.3	992.0	(14)	(3)

Average attributed equity[2]	27.0	26.0	24.0	4	13

BIS risk-weighted assets	119.3	126.2	122.4	(5)	(3)

Return on risk-weighted assets, gross (%)						9.7	3.1

Goodwill and intangible assets	3.2	3.3	3.5	(3)	(9)

Compensation ratio (%)	55.7	82.7	47.1			56.3	115.2

Impaired lending portfolio as a % of total lending portfolio, gross[3]	5.5	3.9	8.0

Personnel (full-time equivalents)	16,860	17,006	15,666	(1)	8

1 Based on third-party view, i.e. without intercompany balances.   2 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   3 Refer to “Note 1 basis of accounting” in the “Financial information” section of this report.

Results: 4Q10 vs 3Q10

Operating income

Total operating income was CHF 2,158 million compared with CHF 1,842 million. Increased revenues across all business areas, in particular investment banking, were partly offset by a higher loss on own credit on financial liabilities designated at fair value and a net credit loss expense compared with a net credit loss recovery in the prior quarter.

Credit loss expense / recovery

Net credit loss expense for the quarter was CHF 108 million, primarily due to impairment charges on student loan auction rate securities, compared with a net credit loss recovery of CHF 35 million in the prior quarter.
è	Refer to the “Risk management and control” section of this report for more information on credit risk and on impairments on student loan auction rate securities

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 509 million was recorded in the quarter, compared with a loss of CHF 387 million in the third quarter. This loss was primarily due to a tightening of our credit spreads over the quarter.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business segment

Investment banking

In the fourth quarter, total revenues more than doubled to CHF 910 million compared with CHF 422 million in the prior quarter, due to increased market activity and improved market share.
Advisory revenues were CHF 264 million, up 19% from the third quarter.
Capital markets revenues improved to CHF 757 million from CHF 362 million. Equities capital markets revenues increased fivefold to CHF 461 million. Fixed income capital markets revenues rose 9% to CHF 296 million.
Other fee income and risk management revenues were negative CHF 111 million compared with negative CHF 161 million in the prior quarter. This was primarily due to improved performance of our franchise lending portfolio.

Securities

Securities revenues of CHF 1,865 million were up from CHF 1,773 million in the third quarter.

Equities

Equities revenues increased to CHF 945 million from CHF 904 million.
Cash revenues of CHF 441 million were up from CHF 369 million, due to higher commission income across all regions as markets rallied.
Derivatives and equity-linked revenues were CHF 323 million compared with CHF 268 million. Derivatives revenues improved with an increase in new business activity. Equity-linked revenues were broadly in line with last quarter.
Within the prime services business, revenues were CHF 239 million compared with CHF 270 million. Exchange-traded derivatives revenues declined due to lower client volumes and average spreads. Prime brokerage revenues were marginally down.
Other equities revenues were negative CHF 58 million compared with negative CHF 3 million partly due to lower revenues from residual positions and a provision for an indemnity claim related to the sale of UBS Pactual.

Fixed income, currencies and commodities (FICC)

FICC revenues were CHF 920 million compared with CHF 869 million. Concerns relating to European sovereign debt and the impact of quantitative easing efforts increased market volatility. This resulted in subdued client risk appetite, especially in credit and emerging markets, although it benefited our foreign exchange business.

Investment Bank

Credit revenues were CHF 510 million, down from CHF 587 million. Global flow credit trading revenues remained broadly unchanged as markets rallied towards the end of the year. However, structured credit revenues were reduced by lower client activity.
Macro revenues rose to CHF 372 million from CHF 291 million, as improved customer activity drove increased revenues in the foreign exchange business. Rates revenues were largely in line with the previous quarter.
In emerging markets, revenues decreased to CHF 90 million from CHF 117 million, as all regions saw declines in client activity and risk appetite due to geopolitical and economic concerns and increased interest rate volatility.
Other FICC revenues were negative CHF 52 million compared with negative CHF 127 million. The fourth quarter included positive revenues of CHF 98 million from residual risk positions. This was more than offset by negative debit valuation adjustments on our derivatives portfolio and other items including losses from counterparty exposure management which were mainly due to movements in relative credit spreads.

Operating expenses

Total operating expenses were CHF 2,084 million compared with CHF 2,248 million.
Personnel expenses were CHF 1,262 million compared with CHF 1,494 million, due to a reduction in both variable and fixed compensation.
General and administrative expenses increased to CHF 726 million from CHF 676 million due to increases in IT, travel and entertainment costs and professional fees as well as higher sponsorship costs.
Personnel: 4Q10 vs 3Q10

The Investment Bank employed 16,860 personnel on 31 December 2010, a decrease of 146 from 17,006 on 30 September 2010.

Results: FY10 vs FY09

In 2010, we recorded a pre-tax profit of CHF 2,172 million compared with a pre-tax loss of CHF 6,081 million in 2009, primarily as a result of increased revenues in the FICC business, a significant reduction in net credit loss expenses and lower own credit losses on financial liabilities designated at fair value, partly offset by an increase in operating expenses.

Investment banking revenues were down marginally to CHF 2,414 million, compared with 2,466 million in 2009. Equities revenues were down 9% to CHF 4,469 million from CHF 4,937 million. FICC revenues were positive CHF 5,656 million in 2010 compared with negative CHF 547 million in 2009, when revenues were materially affected by losses on residual risk positions.
Operating expenses increased 7% to CHF 9,819 million from CHF 9,216 million, mainly due to increased variable compensation, related to the amortization of prior years’ awards and charges for the UK Bank Payroll Tax. 2009 operating expenses included a net goodwill impairment charge of CHF 421 million related to the sale of UBS Pactual.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

Risk and treasury management

Management report

Risk management and control

Risk management and control

Overall, our risk profile did not materially change during the quarter. While risk in our trading units increased, we continued to reduce our residual risk exposures in the Investment Bank. Our loan portfolios continued to be in good shape. Nevertheless, compared with the third quarter, we experienced an increase in net credit loss expenses to CHF 164 million due to additional impairments on our student loan auction rate securities in the Investment Bank, and loan loss provisions relating to a small number of clients in Wealth Management & Swiss Bank.

Our risk management and control framework is described in the “Risk and treasury management” section of our Annual Report 2009, including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.

Our residual risk positions went down due to a further reduction in our inventory of student loan auction rate securities (ARS), which decreased to USD 9.8 billion from USD 10.8 billion mainly due to sales and issuer redemptions.

Credit risk

The tables in this section provide an update on our credit risk exposures on 31 December 2010, including details of our allowances and provisions for credit losses and the composition and credit quality of our key banking products portfolios in the Wealth Management & Swiss Bank and of the counterparty exposures booked within the Investment Bank from banking products and over-the-counter (OTC) derivative contracts.

è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in the fourth quarter

Gross banking products and impairments

The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the international financial reporting standards (IFRS) balance sheet view of our gross banking products portfolio. This comprises the balance sheet line items Balances with central banks, Due from banks and Loans as well as the off-balance sheet items Guarantees and Loan commitments. The table also shows the IFRS reported allowances and provisions for credit losses and impaired exposure. Our gross loan exposure was CHF 264 billion on 31 December 2010, down from CHF 267 billion on 30 September 2010.
Our gross impaired loan portfolio was CHF 4.2 billion at the end of the fourth quarter, compared with CHF 3.6 billion at the end of the prior quarter, due to new impairments on securities

(comprising reclassified and acquired securities). The ratio of the impaired loan portfolio to total gross loan portfolio was 1.6% on 31 December 2010, compared with 1.3% on 30 September 2010. Excluding securities, the ratio improved to 0.9% at the end of the fourth quarter, from 1.0% at the end of the third quarter.

The total gross loan portfolio in the Investment Bank was CHF 39 billion on 31 December 2010, down from CHF 43 billion on 30 September 2010. The Investment Bank held CHF 5.3 billion of assets at carrying value in its loan portfolio, on which protection was purchased from monoline insurers (CHF 5.6 billion on 30 September 2010) and CHF 0.5 billion at carrying value of US commercial real estate positions (CHF 0.8 billion on 30 September 2010). These assets were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. The reduction in our exposures to these assets in the fourth quarter resulted from a combination of sales and foreign exchange movements.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the reclassification of the cash collateral from derivative transactions and prime brokerage receivables and payables

è	Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities

è	Refer to the “Risk concentrations” section of this report for more information on our exposures to monoline insurers
The Investment Bank’s gross impaired loan portfolio excluding securities decreased to CHF 913 million on 31 December 2010, compared with CHF 1,046 million on 30 September 2010.
In Wealth Management & Swiss Bank, the gross loan portfolio was stable at CHF 202 billion on 31 December 2010. The gross impaired loan exposure decreased to CHF 1.3 billion on 31 December 2010, compared with CHF 1.5 billion on 30 September 2010.

Risk and treasury management

Allowances and provisions for credit losses
					Allowances and
					provisions for credit		Estimated liquidation
CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[1]		losses[2]		proceeds of collateral		Impairment ratio (%)
As of	31.12.10	30.9.10	31.12.10	30.9.10	31.12.10	30.9.10	31.12.10	30.9.10	31.12.10	30.9.10

UBS Group

Balances with central banks	24,459	18,267							0.0	0.0

Due from banks	17,158	17,153	21	24	24	27			0.1	0.1

Loans	263,964	267,184	4,172	3,588	1,039	1,145	2,286	1,488	1.6	1.3

of which: related to reclassified securities[3]	11,719	13,081	1,574	855	221	180	1,376	706	13.4	6.5

of which: related to acquired securities	9,673	10,862	351	221	52	29	313	199	3.6	2.0

of which: related to other loans	242,572	243,241	2,247	2,512	766	936	597	583	0.9	1.0

Guarantees	16,535	16,384	160	83	96	49	7	7	1.0	0.5

Loan commitments	56,851	64,931	142	104	34	12	5	7	0.2	0.2

Banking products	378,967	383,919	4,495	3,799	1,193	1,233	2,298	1,502	1.2	1.0

Investment Bank

Balances with central banks	13,732	10,198							0.0	0.0

Due from banks	12,007	12,327							0.0	0.0

Loans	39,392	42,603	2,838	2,122	348	349	1,926	1,041	7.2	5.0

of which: related to reclassified securities[3]	11,719	13,081	1,574	855	221	180	1,376	706	13.4	6.5

of which: related to acquired securities	9,673	10,862	351	221	52	29	313	199	3.6	2.0

of which: related to other loans	18,000	18,660	913	1,046	76	140	237	136	5.1	5.6

Guarantees	5,536	5,475	67	58	43	36			1.2	1.1

Loan commitments	48,509	56,579	95	81	26	4			0.2	0.1

Banking products	119,177	127,182	3,000	2,261	417	389	1,926	1,041	2.5	1.8

Wealth Management & Swiss Bank

Balances with central banks	10,727	8,069							0.0	0.0

Due from banks	2,678	3,329	21	24	24	27			0.8	0.7

Loans	201,942	201,885	1,333	1,464	689	791	360	447	0.7	0.7

Guarantees	10,505	10,406	93	25	49	9	7	7	0.9	0.2

Loan commitments	7,276	7,483	47	23	8	8	5	7	0.6	0.3

Banking products	233,128	231,172	1,494	1,536	770	835	372	461	0.6	0.7

Wealth Management

Balances with central banks	463	568							0.0	0.0

Due from banks	456	483							0.0	0.0

Loans	67,104	66,757	166	234	126	145	45	106	0.2	0.4

Guarantees	2,391	2,495		2		2			0.0	0.1

Loan commitments	983	989							0.0	0.0

Banking products	71,397	71,292	166	236	126	147	45	106	0.2	0.3

Retail & Corporate

Balances with central banks	10,265	7,501							0.0	0.0

Due from banks	2,222	2,846	21	24	24	27			0.9	0.8

Loans	134,838	135,128	1,167	1,230	563	646	315	341	0.9	0.9

Guarantees	8,114	7,911	93	23	49	7	7	7	1.1	0.3

Loan commitments	6,293	6,494	47	23	8	8	5	7	0.7	0.4

Banking products	161,732	159,880	1,328	1,300	644	688	327	355	0.8	0.8

1 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.   2 Excludes CHF 47 million collective loan loss allowances (3Q10: CHF 47 million).   3 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

Risk management and control

Wealth Management & Swiss Bank – loan portfolio

The table “Wealth Management & Swiss Bank: composition of loan portfolio, gross” shows the composition of the loan portfolio for Wealth Management & Swiss Bank as shown in the “Allowances and provisions for credit losses” table.
The composition of Wealth Management & Swiss Bank’s loan portfolio remained stable over the quarter. On 31 December 2010, 92% of the portfolio was secured by collateral. Approximately 51% of the unsecured loan portfolio was rated investment grade based on our internal ratings, and 55% of the unsecured portfolio was related to cash flow-based lending to corporate counterparties. In addition, 32% of our unsecured loans related to lending to public authorities, mainly in Switzerland.

Investment Bank – banking products and OTC derivatives exposure

The tables on the next page show the composition and credit quality of the Investment Bank’s banking products portfolio based on the internal management view of credit risk.
The table “Investment bank: banking products and OTC derivatives exposure” shows banking products (loans, guarantees and loan commitments) and OTC derivatives with corporates and other non-banks, gross and net of allowances, provisions, credit valuation adjustments (CVA) and credit hedges. The second table provides a breakdown of the internal rating and loss given default profile of this portfolio, with additional detail provided on the sub-investment grade component.
The net banking products exposure after credit hedges decreased to CHF 41.6 billion at the end of the fourth quarter. Approximately 60% of our net banking products exposures after the application of credit hedges are classified as investment grade, based on our internal ratings. The vast majority of sub-investment grade exposures have a loss given default of 0–50%.
Loss given default is determined based on our estimation of the likely recovery rate of any defaulted claims. Recovery rates are dependent upon the characteristics of the counterparty in addition to any credit mitigation such as collateral held.
Included in the Investment Bank’s total net banking products exposure to corporates and other non-banks is our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management, Inc. On 31 December 2010, the loan had an outstanding balance of USD 5.7 billion (compared with USD 6.0 billion on 30 September 2010) taking into account amounts held in escrow. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 31 December 2010 was USD 13.4 billion. By notional balance, this portfolio was comprised primarily of Alt-A (53%) and sub-prime (33%) credit grades. In terms of priority, the portfolio was dominated by senior positions (95%).
We closely monitor the RMBS fund and its performance, particularly to determine if deterioration of the underlying residential mortgage-backed securities (RMBS) mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards, and also to assess whether the loan to the RMBS fund has been impaired. Developments during the fourth quarter have not altered our conclusion that the loan is not impaired and that consolidation is not required.
è	Refer to the “Risk and treasury management” section of our Annual Report 2009 for more information on our loan to the RMBS Opportunities Master Fund, LP

Risk and treasury management

Wealth Management & Swiss Bank: composition of loan portfolio, gross
CHF million	31.12.10		30.9.10
Secured by residential property	122,815	60.8%	123,168	61.0%

Secured by commercial / industrial property	20,766	10.3%	20,810	10.3%

Secured by securities	42,993	21.3%	42,984	21.3%

Unsecured loans	15,367	7.6%	14,924	7.4%

Total loans, gross	201,942	100.0%	201,885	100.0%

Total loans, net of allowances and credit hedges	201,012		200,862

Investment Bank: banking products and OTC derivatives exposure[1]
	Banking products		OTC derivatives
CHF million	31.12.10	30.9.10	31.12.10	30.9.10

Total exposure, before deduction of allowances and provisions, CVA and hedges	70,885	77,336	47,452	59,368

less: allowances, provisions and CVA	(124)	(168)	(2,224)	(2,738)

less: credit protection bought (credit default swaps, notional)	(29,154)	(33,745)	(3,683)	(4,793)

Net exposure after allowances and provisions, CVA and hedges	41,608	43,423	41,546	51,837

1 Banking products: risk view, excludes central banks, due from banks, securities and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.

Investment Bank: distribution of net banking products exposure to corporates and other non-banks, across UBS internal rating and loss given default buckets
CHF million			31.12.10						30.9.10
	Moody’s
	Investor	Standard &		Loss given default (LGD) buckets				Weighted		Weighted
	Services	Poor’s						average		average
UBS internal rating	equivalent	equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa to Baa3	AAA to BBB-	25,603	7,755	11,417	2,636	3,795	43	27,588	44

Sub-investment grade			16,005	6,690	6,619	2,181	515	33	15,835	32

of which: 6–9	Ba1 to Ba3	BB+ to BB-	6,812	2,322	3,555	824	111	36	6,528	36

of which: 10–12	B1 to B3	B+ to B-	8,285	3,880	2,826	1,258	321	31	8,287	30

of which: 13 & defaulted	C & lower	C & lower	908	488	238	100	83	35	1,020	37

Net banking products exposure to corporates and other non-banks, after application of credit hedges			41,608	14,444	18,036	4,817	4,310	39	43,423	40

Risk management and control

Market risk

Most of our market risk comes from the Investment Bank’s trading activities. Group Treasury assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Our wealth and asset management operations also take limited market risk in support of client business.

Value-at-Risk

Value-at-Risk (VaR) is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.
Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level; and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly.
As a complement to VaR, we run macro stress scenarios bringing together various combinations of macro-economic and mar-
ket moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.
The tables on the next page show our 1-day 95% management VaR for the Group and the Investment Bank. The Investment Bank’s average management VaR in the fourth quarter was up to CHF 66 million compared with CHF 58 million in the previous quarter, due primarily to an increase in credit spread and interest rate risk. Period-end VaR was higher at CHF 68 million on 31 December 2010, compared with CHF 61 million on 30 September 2010. Credit spread risk continued to be the dominant component of our VaR.
VaR for the Group as a whole followed a similar pattern to Investment Bank VaR.

Backtesting

Backtesting compares 1-day 99% regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.
We did not have any backtesting exceptions in third or fourth quarter 2010.

Risk and treasury management

Group: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	For the quarter ended 31.12.10				For the quarter ended 30.9.10
CHF million	Min.	Max.	Average	31.12.10	Min.	Max.	Average	30.9.10

Business divisions

Investment Bank	48	78	66	68	44	71	58	61

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	1	2	2	1	2	2	2	2

Global Asset Management	0	0	0	0	0	0	0	0

Treasury activities and other corporate items	4	22	11	5	8	13	10	11

Diversification effect	[1]	[1]	(12)	(7)	[1]	[1]	(12)	(13)

Total management VaR, Group[2,3]	49	76	67	68	44	72	59	61

Diversification effect (%)			(15)	(9)			(17)	(17)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.   3 Sensitivity information for certain significant instrument categories that are excluded from management VaR is disclosed in “Note 11b Fair value of financial instruments” in the “Financial information” section of this report.

Investment Bank: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	For the quarter ended 31.12.10				For the quarter ended 30.9.10
CHF million	Min.	Max.	Average	31.12.10	Min.	Max.	Average	30.9.10

Risk type

Equities	14	26	20	17	17	37	20	21

Interest rates	21	44	29	23	22	39	26	23

Credit spreads	55	70	63	59	44	64	57	60

Foreign exchange	4	15	8	6	3	12	7	8

Energy, metals & commodities	2	8	4	7	2	5	3	3

Diversification effect	[1]	[1]	(58)	(43)	[1]	[1]	(54)	(54)

Total management VaR, Investment Bank[2,3]	48	78	66	68	44	71	58	61

Diversification effect (%)			(47)	(39)			(48)	(47)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.   3 Sensitivity information for certain significant instrument categories that are excluded from management VaR is disclosed in “Note 11b Fair value of financial instruments” in the “Financial information” section of this report.

Risk management and control

Risk concentrations

Based on our assessment of our portfolios and asset classes with potential for material loss in a stress scenario that we consider most relevant to the current environment, we believe that our exposures to monoline insurers and student loan ARS as shown below can be considered as risk concentrations.

It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those we had anticipated. We are exposed to price risk, basis risk, credit spread risk, default risk, and other idiosyncratic and correlation risks on both equities and fixed income inventories. We are also exposed to price risk on our option to acquire the SNB StabFund’s equity.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information

In addition, we have lending, counterparty and country risk exposures that could sustain significant losses if economic conditions were to worsen.

è	Refer to the discussion of market risk and credit risk above and the “Risk and treasury management” section of our Annual Report 2009 for more information on the risks to which we are exposed

Exposure to monoline insurers

The vast majority of our direct exposures to monoline insurers arise from OTC derivative contracts, mainly credit default swaps (CDS) purchased to hedge specific positions. The table on the next page shows the CDS protection purchased from monoline insurers to hedge specific positions.
Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDS after credit valuation adjustments (CVA). Changes in CVA result from changes in CDS fair value, which in turn arise from changes in the fair value of the instruments against which protection has been purchased, and also by movements in monoline credit spreads.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on CVA valuation and sensitivities

On 31 December 2010, based on fair values, approximately 73% of the remaining assets included in the table “Exposure to monoline insurers, by rating” were collateralized loan obligations

(CLO), 25% were collateralized commercial mortgage-backed securities and other asset-backed security collateralized debt obligations (CDO), and only 2% were US RMBS CDO. The vast majority of the CLO positions were rated AA and above.

On 31 December 2010, the total fair value of CDS protection purchased from monoline insurers was USD 1.6 billion after cumulative CVA of USD 1.1 billion. The changes reported in the table “Exposure to monoline insurers, by rating” do not equal the profit or loss associated with this portfolio in the fourth quarter as a significant portion of the underlying assets are classified as Loans and receivables for accounting purposes.
In addition to credit protection purchased on the positions detailed in the table “Exposure to monoline insurers, by rating”, UBS held direct derivative exposure to monoline insurers of USD 240 million after CVA of USD 143 million on 31 December 2010.

Exposure to student loan auction rate securities

Our inventory of student loan ARS decreased to USD 9.8 billion on 31 December 2010 from USD 10.8 billion on 30 September 2010, after factoring in sales and redemptions by issuers in the fourth quarter.
Approximately 77% of the collateral underlying UBS’s inventory of student loan ARS was backed by Federal Family Education Loan Program (FFELP) guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables and are subject to an impairment test that includes a detailed review of the quality of the underlying collateral. Overall, we reported net credit losses of USD 86 million (CHF 81 million) in the fourth quarter due to further impairments on our inventory of student loan ARS. The gap between interest earned on the underlying student loans and the generally higher coupons paid on the ARS widened, reducing the amounts available for the repayment of the principal of the ARS.
As reported in our third quarter report, the vast majority of institutional client holdings were sold back to us early in the third quarter after the buy-back window for institutional clients had opened on 30 June 2010. Based on par values, our remaining commitment to repurchase student loan ARS decreased to USD 63 million on 31 December 2010 from USD 103 million at the end of the prior quarter.
è	Refer to the “Group results” section of this report for more information on credit loss expense/recovery in the fourth quarter

Risk and treasury management

Exposure to monoline insurers, by rating[1]
	31.12.10
				Fair value of CDS		Fair value of CDS
				prior to credit		after credit
		Fair value of		valuation	Credit valuation	valuation
	Notional amount[3]	underlying assets		adjustment	adjustment	adjustment
USD million	Column 1	Column 2		Column 3 (=1-2)	Column 4	Column 5 (=3-4)

Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDO, all from monolines rated sub-investment grade (BB and below)[2]	750	204		546	385	161

Credit protection on other assets[2]	11,156	9,002	[4]	2,153	702	1,451

of which: from monolines rated investment grade (BBB and above)	2,288	1,935		353	68	285

of which: from monolines rated sub-investment grade (BB and below)	8,868	7,067		1,800	634	1,166

Total 31.12.10	11,906	9,206		2,699	1,087	1,612

Total 30.9.10	12,076	8,980		3,097	1,305	1,792

1 Excludes the benefit of credit protection purchased from unrelated third parties.   2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   3 Represents gross notional amount of CDS purchased as credit protection.   4 Includes USD 5.8 billion (CHF 5.4 billion) at fair value / USD 5.6 billion (CHF 5.3 billion) at carrying value of assets that were reclassified to Loans and receivables from Held for trading in fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Student loan ARS inventory
	Carrying value
USD million	31.12.10		30.9.10

US student loan ARS	9,784	[1]	10,769

1 Includes USD 4.5 billion (CHF 4.2 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Balance sheet

Balance sheet

On 31 December 2010, our balance sheet stood at CHF 1,317 billion, down by CHF 143 billion from 30 September 2010. Our funded assets, which exclude positive replacement values, decreased by CHF 27 billion, as currency movements reduced our funded assets by approximately CHF 33 billion.

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions may be different.

è	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

Commencing in the fourth quarter, UBS has changed the presentation of cash collateral from derivative transactions and prime brokerage receivables and payables to improve transparency.

Cash collateral receivables and payables on derivatives are presented in the new balance sheet lines Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments by transferring the amounts out of Due from banks and Loans, and Due to banks and Due to customers, respectively. Prime brokerage receivables and prime brokerage payables have been transferred out of Due from banks and Loans to Other assets, and out of Due to banks and Due to customers to Other liabilities, respectively. Comparative periods have been adjusted accordingly.
è	Refer to “Note 1 Basis for accounting” in the “Financial information” section for more information regarding the abovementioned change in presentation

Assets

Product category view

Replacement values (RVs) decreased by similar amounts on both sides of the balance sheet, as market and currency movements drove down positive replacement values by 22%, or CHF 116 billion. Trading portfolio assets declined by CHF 17 billion to CHF 229 billion, mainly in debt instruments and money market papers, partly offset by an increase in equity instruments related to higher market valuation of the equity instruments held for equity-linked notes issued. Other assets declined by CHF 6 billion, primarily due to lower balances in current accounts arising from collateralized derivative OTC transactions (variation margins). Additionally, collateral trading assets were lower by CHF 6 billion, mainly attributable to currency effects. These decreases were somewhat offset by an increase in lending assets on higher cash and deposits at central banks.

Divisional view

Much of our total asset reduction originated in the Investment Bank, as the abovementioned change in positive replacement val-
ues and trading inventory contributed significantly to the business division’s CHF 152 billion balance sheet decline to CHF 967 billion. Treasury activities and other corporate items increased by CHF 12 billion to CHF 37 billion. The balance sheet assets of Retail & Corporate (CHF 153 billion), Wealth Management (CHF 94 billion), Wealth Management Americas (CHF 50 billion), and Global Asset Management (CHF 16 billion) all remained relatively stable.

Fourth quarter 2010 asset development

Balance sheet development – assets

Risk and treasury management

Liabilities

Unsecured funding declined marginally in the fourth quarter, dropping by CHF 9 billion, but increased net of currency effects by CHF 14 billion. In unsecured borrowing, our customer deposits grew by CHF 2 billion. When adjusting for currency movements, customer deposits were up by CHF 12 billion, mainly from higher wholesale deposits, while our wealth management businesses contributed CHF 2 billion to the growth. The balance of debt issued declined by CHF 7 billion to CHF 130 billion, mainly due to foreign exchange effects and the early redemption of a USD 1.5 billion tier 1 bond (which had been reclassified to debt issued upon its early redemption announcement during the third quarter and subsequently redeemed in fourth quarter), and of a EUR 1.2 billion tier 2 bond. Further, a CHF 0.7 billon senior public bond matured during the fourth quarter. Financial liabilities designated at fair value dropped by CHF 6 billion due to currency effects and maturities of credit-linked notes, partially offset by higher market valuations of equity-linked notes. Our secured funding declined by CHF 8 billion to CHF 81 billion, due to lower assets that are readily accepted as collateral in the repo market. Trading liability positions decreased by CHF 3 billion, related to currency effects. Finally, the substantial decline in other liabilities of CHF 17 billion was mainly related to lower variation margins received for collateralized OTC derivative transactions.

è	Refer to the “Liquidity and funding” section of this report for more information

Equity

Equity attributable to UBS shareholders decreased by CHF 1.0 billion, as the quarterly net profit of CHF 1.3 billion was outweighed by negative effects of CHF 2.1 billion recognized in equity, which includes currency translation effects.

è	Refer to the “Statement of changes in equity” table in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 4Q10 vs 3Q10” in the “Group Results” section of this report for more information

Fourth quarter 2010 liabilities and equity development

Balance sheet development – liabilities and equity

Liquidity and funding

Liquidity and funding

During the fourth quarter, a decline in funded assets decreased our need for both unsecured and secured borrowings. We continued to maintain a sound liquidity position and a diversified portfolio of funding sources.

Market liquidity overview: fourth quarter 2010

The general improvement in financial institutions’ credit risk premia and funding spreads that occurred in the third quarter continued into the early part of the fourth quarter, albeit with reduced activity in debt issuance. Thereafter, certain financial institutions’ funding spreads widened noticeably as market conditions deteriorated, mainly due to particular sovereign credit concerns and uncertainty around the potential success of additional quantitative easing efforts by major central banks. Nonetheless, our secondary bond spreads and credit risk premia ended at somewhat narrower levels than at the end of the prior quarter.

Liquidity

We continuously monitor our liquidity position and asset / liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions in the analysis reflect the general characteristics of the recent financial crisis, including strong investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a select few asset classes. The severity of the assumptions underlying our current stress scenario analysis reflects – and in some cases exceeds – our experience during the recent financial crisis.

We seek to preserve at all times a prudent liquidity and funding profile, a balanced asset / liability profile and robust contingency planning processes. We continue to maintain a substantial multi-currency portfolio of unencumbered high-quality short-term assets.

Funding

Our portfolio of liabilities is broadly diversified by market, product and currency. The diversification of our portfolio remained relatively stable during the quarter (refer to the “UBS: funding by product and currency” table). We raise funds via numerous short-, medium- and long-term funding programs, which allow institutional and private investors in Europe, the US and Asia to customize their investments in UBS. These broad product offerings, and the global scope of our business activities, are the primary reasons for our funding stability to date. Our wealth management businesses continue to represent a significant, cost-efficient and reliable source of funding. These businesses contributed CHF 304 billion, or 92%, of the CHF 332 billion total customer deposits shown in the “UBS as-

set funding” graph, compared with 94% at the prior quarter-end. Customer cash deposits from the wealth management businesses increased on a currency-adjusted basis by CHF 2 billion.

The overall improved perception of UBS’s creditworthiness by investors and creditors noted during the third quarter was generally upheld in the fourth quarter.
The CHF 27 billion decline in funded assets – largely due to currency movements – reduced our need for unsecured borrowing. Our outstanding long-term debt, including financial liabilities at fair value, was down by CHF 15 billion during the quarter to CHF 175 billion at year-end (constituting 19% of our balance sheet liabilities and total equity, excluding negative replacement values, or 22% of our funding sources as shown in the “UBS: funding by product and currency” table). Our customer and interbank deposits increased slightly by CHF 2 billion respectively, compared with the prior quarter-end, as did our outstanding money market paper issuance, which was CHF 56 billion at the end of the fourth quarter compared with CHF 54 billion at the prior quarter-end.
As of 31 December 2010, our coverage ratio of customer deposits to our outstanding loan balance increased to 126% compared with an adjusted 124% on 30 September 2010. In the fourth quarter, to improve transparency, we changed the presentation of cash collateral from derivative transactions and prime brokerage receivables and payables. These positions are no longer included in customer and interbank deposits, but are now shown as part of other liabilities in the “UBS asset funding” chart.
è	Refer to the “Cash collateral from derivative transactions and Prime brokerage receivables and payables” paragraph in the “Note 1 Basis of accounting” section of this report for more information

In terms of secured funding (i.e. repurchase agreements and securities lent against cash collateral received) at the close of the fourth quarter, we borrowed CHF 124 billion less cash on a collateralized basis than we lent, relatively stable compared with the third quarter balance of CHF 122 billion. In the fourth quarter we did not issue any public benchmark debt, but we continued to raise funds through medium-term note issuances and private placements during the quarter. Senior unsecured public bonds totaling CHF 0.7 billion equivalents matured in the fourth quarter. Additionally, as mentioned in our previous quarterly report, on 1 October 2010, we redeemed USD 1.5 billion of trust preferred securities, and on 17 November 2010, we redeemed a floating-rate subordinated bond with EUR 1.2 billion outstanding nominal.

Risk and treasury management

UBS asset funding

1 Including compound debt instruments – OTC.
2 Including cash collateral on derivative transactions.

UBS: funding by product and currency
	All currencies		CHF		EUR		USD		Others
in %[1]	31.12.10	30.9.10	31.12.10	30.9.10	31.12.10	30.9.10	31.12.10	30.9.10	31.12.10	30.9.10

Securities lending	0.9	1.1	0.0	0.0	0.2	0.2	0.6	0.6	0.1	0.3

Repurchase agreements	9.6	9.8	1.0	0.9	1.4	1.0	6.4	7.0	0.8	0.9

Interbank	5.3	4.8	1.1	1.0	0.6	0.5	1.3	1.2	2.3	2.1

Money market paper	7.2	6.7	0.2	0.2	0.7	0.6	5.7	5.3	0.6	0.6

Retail savings / deposits	13.4	12.7	9.3	8.6	0.8	0.8	3.3	3.2	0.0	0.0

Demand deposits	15.6	15.4	5.9	5.5	3.1	3.4	4.5	4.5	2.1	2.0

Fiduciary	3.9	4.1	0.2	0.2	1.1	1.1	2.1	2.3	0.6	0.5

Time deposits	9.6	8.4	0.5	0.4	1.2	1.2	5.3	4.1	2.6	2.7

Long-term debt[2]	22.4	23.3	3.2	3.2	8.0	8.9	8.0	8.0	3.2	3.2

Cash collateral payables on derivative instruments[3]	7.5	9.0	0.2	0.1	3.2	4.1	3.2	3.8	0.9	1.0

Prime brokerage payables[3]	4.7	4.6	0.1	0.1	0.5	0.4	3.4	3.6	0.7	0.5

Total	100.0	100.0	21.5	20.1	20.7	22.4	43.9	43.7	13.9	13.8

1 As a percent of total funding sources defined as the CHF 782 billion on the balance sheet comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers and long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables.   2 Including financial liabilities designated at fair value.   3 Commencing in fourth quarter 2010, UBS changed presentation of cash collateral for derivative transactions and prime brokerage receivables and payables. These positions are no longer included in interbank and demand deposits, but are shown on separate lines in the table above.

Capital management

Capital management

The increase in our regulatory capital base, combined with a reduction in risk-weighted assets, led to an improvement of our BIS tier 1 capital ratio to 17.7% on 31 December 2010, from 16.7% on 30 September 2010. Regulatory proposals were finalized by the Basel Committee on Banking Supervision, and the Swiss Federal Council published draft legislation based on the recommendations of the Swiss Expert Commission.

Regulatory developments

In the fourth quarter, the Basel Committee on Banking Supervision (BCBS) published the final Basel III rules and the results of the quantitative impact study. The texts, which clarified technical details, are broadly in line with previous communications. The treatment of systemically relevant banks still needs to be determined. The Swiss Federal Council released the draft legislative proposals and commentary on the “too big to fail” issue for consultation. The proposals are closely in line with the final report of the Swiss Expert Commission and are scheduled for parliamentary debate in spring 2011. Regulatory reforms in other jurisdictions continued at a more moderate pace.

Basel Committee on Banking Supervision (Basel III)

The papers published on 16 December 2010 contained the global regulatory standards on capital adequacy and liquidity agreed by the Group of Governors and Heads of Supervision as well as the results of the quantitative impact study (QIS). The regulatory framework establishes higher capital standards, more refined risk measurement, a leverage ratio concept and the introduction of two global liquidity standards.
On 13 January 2011, the BCBS published additional criteria for tier 1 and tier 2 capital to ensure that all classes of capital absorb losses at the point of non-viability. Also, operational guidance on the countercyclical capital buffer was provided for national authorities, which aims to protect the banking sector from periods of excess aggregate credit growth.
è	Refer to the discussion of “Regulatory developments” in the “Capital management” section of our third quarter 2010 report for more information on the measures agreed by the Group of Governors and Heads of Supervision

Swiss regulatory reform for systemically relevant banks

On 22 December 2010, the Swiss Federal Council launched the consultation on the “too big to fail” legislative proposals. The draft contains the measures recommended by the Swiss Expert Commission which form the heart of the proposals. There are two new elements compared with the Commission’s final report: (i) proposed legal changes to grant tax relief for the Swiss capital market and (ii) a paragraph that empowers the Federal Council to rule on variable compensation for bank employees in case of future government support for a bank. The consultation is sched-

uled to end on 23 March 2011 and, after consolidation, the papers will enter the parliamentary process with a view to conclude the debate in 2011.

The Swiss administration took strides to further clarify the measures stipulated by the Expert Commission, while the four main pillars (increased capital requirements, enhanced liquidity regulations, reduced interconnectedness of the banking sector and organizational measures) remained in place. The legislation would require each systemically relevant institution such as UBS to develop a plan to ensure the continuation of systemically relevant functions within Switzerland, in the event that the institution approaches insolvency. It would empower FINMA to impose far-reaching structural changes, including among other things the separation of lines of business into separate legal entities and restrictions on intra-group funding and guarantees, should any such institution be deemed to have failed to develop an adequate plan.
è	Refer to the discussion of “Regulatory developments” in the “Capital management” section of our third quarter 2010 report for more information on the measures proposed by the Swiss Expert Commission

Regulatory developments in other jurisdictions

Other notable regulatory initiatives include the Dodd-Frank Act in the US, which impacts systemic risk oversight, bank capital standards, the handling of failing financial institutions, OTC derivatives, the ability of deposit-taking banks to engage in proprietary-trading activities and make sizeable investments in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholders empowerment with a say on pay, the role of credit-rating agencies, and more. We will continue to monitor these changes carefully as the implementing regulations emerge, and will make adjustments in our business and booking model as required.
The European Commission opened a consultation on technical details of a possible EU framework for bank recovery and resolution, which will continue until 3 March 2011. The Commission intends to proceed gradually towards a comprehensive EU framework for troubled and failing banks in the following phases: legislative proposal for a harmonized EU regime for crisis prevention and bank recovery and resolution; further harmonization of bank insolvency regimes; and creation of an integrated resolution regime. The consultation paper runs through the lifecycle of a finan-

Risk and treasury management

cial institution, detailing conditions for prevention, early intervention and resolution.

The landscape for banking in the UK will be shaped by the findings of the Independent Commission on Banking (ICB), which has been tasked with finding ways to promote financial stability and competition, and is expected to publish an interim report in spring 2011 before submitting its final report in September 2011. On 10 December 2010, the UK government published draft legislation to implement the bank levy announced in June 2010, which is intended to encourage banks to reduce funding risk.

Capital ratios

On 31 December 2010, our BIS tier 1 capital ratio stood at 17.7% (up from 16.7% on 30 September 2010), and our BIS core tier 1 capital ratio stood at 15.3% (up from 14.2% on 30 September 2010), while our BIS total capital ratio was 20.4% (up from 20.2% on 30 September 2010). Our BIS tier 1 capital increased by CHF 0.5 billion to CHF 35.3 billion, while RWA decreased by CHF 9.4 billion to CHF 198.9 billion.

Risk-weighted assets

To facilitate comparability, we publish RWA according to the Basel II Capital Framework (BIS guidelines). However, our RWA for supervisory purposes are based on regulations of FINMA, and are higher than under the BIS guidelines.

The BIS RWA decrease of CHF 9.4 billion in the fourth quarter was primarily related to reduction in credit risk RWA of CHF 8.8 billion, due to foreign currency effects, reductions in exposures and changes in the risk methodologies. Additionally, market risk RWA decreased by CHF 0.3 billion and non-counterparty-related RWA decreased by CHF 0.2 billion.

Eligible capital

Eligible BIS tier 1 capital is determined by making specific adjustments to equity attributable to UBS shareholders as defined by

Capital ratios and RWA

IFRS and disclosed on our balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities, and own credit effects on liabilities designated at fair value. As of 31 December 2010, there was no difference in eligible capital between the BIS guidelines and FINMA regulations.

Further, UBS has called a floating-rate EUR 1.2 billion subordinated bond on 18 October 2010, which was redeemed on 17 November 2010.

BIS tier 1 capital

The CHF 0.5 billion increase in BIS tier 1 capital reflected CHF 1.3 billion of the fourth quarter net profit recognized under IFRS plus CHF 0.5 billion related to own credit losses, which are reversed for capital purposes. These items were partially offset by CHF 0.4 billion in negative foreign currency effects, CHF 0.7 billion related to share-based compensation and other net reductions of CHF 0.2 billion.

Capital adequacy
CHF million, except where indicated	31.12.10	30.9.10	31.12.09

BIS core tier 1 capital	30,369	29,579	24,574

BIS tier 1 capital	35,272	34,817	31,798

BIS total capital	40,501	42,130	40,941

BIS core tier 1 capital ratio (%)	15.3	14.2	11.9

BIS tier 1 capital ratio (%)	17.7	16.7	15.4

BIS total capital ratio (%)	20.4	20.2	19.8

BIS risk-weighted assets	198,875	208,289	206,525

of which: credit risk[1]	119,919	128,763	140,494

of which: non-counterparty related risk	6,195	6,443	7,026

of which: market risk	20,813	21,136	12,861

of which: operational risk	51,948	51,948	46,144

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Capital management

Capital components
CHF million	31.12.10	30.9.10	31.12.09

BIS core tier 1 capital prior to deductions	46,305	45,314	40,144

of which: paid-in share capital	383	383	356

of which: share premium, retained earnings, currency translation differences and other elements	45,922	44,931	39,788

Less: treasury shares / deduction for own shares[1]	(2,993)	(2,295)	(2,424)

Less: goodwill & intangible assets	(9,822)	(10,321)	(11,008)

Less: securitization exposures[2]	(2,385)	(2,384)	(1,506)

Less: other deduction items[3]	(735)	(735)	(632)

BIS core tier 1 capital	30,369	29,579	24,574

Hybrid tier 1 capital	4,903	5,238	7,224

of which: non-innovative capital instruments	1,523	1,628	1,785

of which: innovative capital instruments	3,380	3,610	5,438

BIS tier 1 capital	35,272	34,817	31,798

Upper tier 2 capital	110	168	50

Lower tier 2 capital	8,239	10,265	11,231

Less: securitization exposures[2]	(2,385)	(2,384)	(1,506)

Less: other deduction items[3]	(735)	(735)	(632)

BIS total capital	40,501	42,130	40,941

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accruals built for upcoming share awards.   2 Includes a 50% deduction of the fair value of UBS’s option to acquire the SNB StabFund’s equity (CHF 1,781 million on 31.12.10 and CHF 1,719 million on 30.9.10).   3 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings based portfolio less general provisions (if difference is positive); iii) expected loss for equities (simple risk-weight method).

BIS tier 2 capital

Our BIS tier 2 capital declined by CHF 2.1 billion to CHF 5.2 billion. This reduction is mainly due to the aforementioned redemption of the EUR 1.2 billion subordinated bond as well as foreign currency effects.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at the Group level, with the expectation that the ratio will exceed this level during normal times. These targets are to be achieved by 1 January 2013 at the latest. Our ratio for the fourth quarter slightly improved to 4.44%, due to a 1% increase of BIS tier 1 capital and a stable level of total adjusted assets. The table on the next page shows the calculation of our Group FINMA leverage ratio.

Equity attribution

Our equity attribution framework aims to guide each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity (RoaE) in each of our business divisions, and integrates Group-wide capital management activities with those at a business division level.

è	Refer to the “Capital management” section of our Annual Report 2009 for further information

The amount of equity attributed to the Investment Bank increased by CHF 1 billion compared with the third quarter. This was influenced by an expected moderate increase in the size of the Investment Banks’ assets over time. The “Average attributed equity” table indicates that a total of CHF 49.5 billion of average equity was attributed to our business divisions as well as Treasury activities and other corporate items in the fourth quarter. Equity attributable to UBS shareholders averaged CHF 47.2 billion during the quarter, which resulted in a deficit of CHF 2.3 billion.

UBS shares

Total UBS shares issued increased by 31,076 shares in fourth quarter, due to exercises of employee options. UBS holds its own shares primarily to hedge employee share and option participation plans. A smaller number is held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. Treasury shares increased by 4,232,063 shares in the fourth quarter, mainly due to an increased position held by our Investment Bank.

Risk and treasury management

FINMA leverage ratio
CHF billion, except where indicated	Average 4Q10	Average 3Q10	Average 4Q09

Total balance sheet assets (IFRS)[1]	1,398.5	1,459.1	1,426.2

Less: netting of replacement values[2]	(410.1)	(467.7)	(420.9)

Less: loans to Swiss clients (excluding banks)[3]	(161.6)	(161.6)	(161.4)

Less: cash and balances with central banks	(20.1)	(25.4)	(22.1)

Less: other[4]	(12.4)	(12.7)	(12.4)

Total adjusted assets	794.2	791.7	809.4

BIS tier 1 capital (at quarter end)	35.3	34.8	31.8

FINMA leverage ratio (%)	4.44	4.40	3.93

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.   2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.   3 Includes mortgage loans to international clients for properties located in Switzerland.   4 Refer to the “Capital components” table for more information on deductions of assets from BIS tier 1 capital.

Average attributed equity
CHF billion	4Q10	3Q10	4Q09

Wealth Management	4.4	4.4	4.4

Retail & Corporate	4.6	4.6	4.6

Wealth Management & Swiss Bank	9.0	9.0	9.0

Wealth Management Americas	8.0	8.0	8.0

Global Asset Management	2.5	2.5	2.5

Investment Bank	27.0	26.0	24.0

Treasury activities and other corporate items	3.0	3.0	1.0

Average equity attributed to the business divisions	49.5	48.5	44.5

Surplus / (deficit)	(2.3)	(1.6)	(4.2)

Average equity attributable to UBS shareholders	47.2	46.9	40.3

UBS shares
	31.12.10	30.9.10	change from 30.9.10

Ordinary shares issued	3,830,840,513	3,830,809,437	31,076

Issue of shares for employee options			31,076

Treasury shares	38,892,031	34,659,968	4,232,063

Shares outstanding	3,791,948,482	3,796,149,469	(4,200,987)

Financial
information

Unaudited

	Financial statements (unaudited)

51	Income statement
52	Statement of comprehensive income
53	Balance sheet
54	Statement of changes in equity
56	Statement of cash flows

	Notes to the financial statements

57	1	Basis of accounting
60	2	Segment reporting
62	3	Net interest and trading income
64	4	Net fee and commission income
64	5	Other income
65	6	Personnel expenses
65	7	General and administrative expenses
66	8	Earnings per share (EPS) and shares outstanding
67	9	Income taxes
67	10	Trading portfolio
68	11	Fair value of financial instruments
71	12	Reclassification of financial assets
72	13	Provisions
72	14	Litigation and regulatory matters
75	15	Other contingent liabilities
77	16	Financial liabilities not recognized on the balance sheet
77	17	Currency translation rates

Financial information

Financial statements

Financial statements (unaudited)

Income statement

		For the quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Continuing operations

Interest income	3	4,591	4,620	4,681	(1)	(2)	18,872	23,461

Interest expense	3	(2,888)	(3,019)	(2,932)	(4)	(2)	(12,657)	(17,016)

Net interest income	3	1,703	1,601	1,749	6	(3)	6,215	6,446

Credit loss (expense) / recovery		(164)	30	(83)		98	(66)	(1,832)

Net interest income after credit loss expense		1,539	1,631	1,667	(6)	(8)	6,149	4,614

Net fee and commission income	4	4,444	3,978	4,438	12	0	17,160	17,712

Net trading income	3	766	868	(62)	(12)		7,452	(324)

Other income	5	373	180	52	107	617	1,214	599

Total operating income		7,122	6,658	6,095	7	17	31,975	22,601

Personnel expenses	6	3,851	3,977	3,323	(3)	16	16,994	16,543

General and administrative expenses	7	1,854	1,634	1,547	13	20	6,545	6,248

Depreciation of property and equipment		231	196	280	18	(18)	918	1,048

Impairment of goodwill		0	0	0			0	1,123

Amortization of intangible assets		26	33	33	(21)	(21)	117	200

Total operating expenses		5,962	5,840	5,183	2	15	24,573	25,162

Operating profit from continuing operations before tax		1,161	818	912	42	27	7,402	(2,561)

Tax expense / (benefit)	9	(149)	(825)	(480)	82	69	(61)	(443)

Net profit from continuing operations		1,310	1,643	1,392	(20)	(6)	7,463	(2,118)

Discontinued operations

Profit from discontinued operations before tax		0	0	(25)		100	2	(7)

Tax expense		0	0	0			0	0

Net profit from discontinued operations		0	0	(25)		100	2	(7)

Net profit		1,310	1,643	1,368	(20)	(4)	7,465	(2,125)

Net profit attributable to non-controlling interests		21	(21)	163		(87)	304	610

from continuing operations		21	(21)	162		(87)	303	600

from discontinued operations		0	0	1		(100)	1	10

Net profit attributable to UBS shareholders		1,290	1,664	1,205	(22)	7	7,161	(2,736)

from continuing operations		1,290	1,664	1,231	(22)	5	7,160	(2,719)

from discontinued operations		0	0	(26)		100	1	(17)

Earnings per share (CHF)

Basic earnings per share	8	0.34	0.44	0.32	(23)	6	1.89	(0.75)

from continuing operations		0.34	0.44	0.32	(23)	6	1.89	(0.74)

from discontinued operations		0.00	0.00	(0.01)		100	0.00	0.00

Diluted earnings per share	8	0.33	0.43	0.31	(23)	6	1.87	(0.75)

from continuing operations		0.33	0.43	0.32	(23)	3	1.86	(0.74)

from discontinued operations		0.00	0.00	(0.01)		100	0.00	0.00

Financial statements

Statement of comprehensive income

	Quarter ended			Year ended
CHF million	31.12.10	30.9.10	31.12.09	31.12.10	31.12.09

Net profit	1,310	1,643	1,368	7,465	(2,125)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(932)	(1,120)	(98)	(2,044)	(35)

Foreign exchange amounts reclassified to the income statement from equity	225	(8)	(17)	237	(259)

Income tax relating to foreign currency translation movements	157	3	9	152	22

Subtotal foreign currency translation movements, net of tax	(550)	(1,125)	(106)	(1,655)	(272)

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(593)	33	35	(499)	157

Impairment charges reclassified to the income statement from equity	8	15	2	72	70

Realized gains reclassified to the income statement from equity	(83)	(112)	(4)	(357)	(147)

Realized losses reclassified to the income statement from equity	27	50	1	153	1

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	36	(2)	(16)	13	(54)

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax	(605)	(16)	18	(618)	27

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(1,221)	441	(268)	927	78

Net unrealized (gains) / losses reclassified to the income statement from equity	(259)	(192)	(194)	(1,108)	(756)

Income tax effects relating to cash flow hedges	305	(53)	101	38	257

Subtotal changes in fair value of derivative instruments designated as cash flow hedges	(1,175)	196	(361)	(143)	(421)

Total other comprehensive income	(2,330)	(945)	(450)	(2,416)	(667)

Total comprehensive income	(1,020)	698	918	5,049	(2,792)

Total comprehensive income attributable to non-controlling interests	(251)	(254)	65	(484)	484

Total comprehensive income attributable to UBS shareholders	(769)	952	853	5,533	(3,276)

Financial information

Balance sheet

	As of			% change from
CHF million	31.12.10	30.9.10	31.12.09	31.12.09

Assets

Cash and balances with central banks	26,939	20,288	20,899	29

Due from banks	17,133	17,126	16,804	2

Cash collateral on securities borrowed	62,454	70,699	63,507	(2)

Reverse repurchase agreements	142,790	140,731	116,689	22

Trading portfolio assets	167,463	186,050	188,037	(11)

Trading portfolio assets pledged as collateral	61,352	60,262	44,221	39

Positive replacement values	401,127	517,438	421,694	(5)

Cash collateral receivables on derivative instruments	38,071	45,164	53,774	(29)

Financial assets designated at fair value	8,504	8,863	10,223	(17)

Loans	262,877	265,993	266,477	(1)

Financial investments available-for-sale	74,768	74,797	81,757	(9)

Accrued income and prepaid expenses	5,466	5,643	5,816	(6)

Investments in associates	790	871	870	(9)

Property and equipment	5,467	5,664	6,212	(12)

Goodwill and intangible assets	9,822	10,321	11,008	(11)

Deferred tax assets	9,517	8,852	8,868	7

Other assets	22,681	21,747	23,682	(4)

Total assets	1,317,223	1,460,509	1,340,538	(2)

Liabilities

Due to banks	41,490	39,216	31,922	30

Cash collateral on securities lent	6,651	9,265	7,995	(17)

Repurchase agreements	74,796	79,822	64,175	17

Trading portfolio liabilities	54,975	58,013	47,469	16

Negative replacement values	393,762	499,635	409,943	(4)

Cash collateral payables on derivative instruments	58,924	73,524	66,097	(11)

Financial liabilities designated at fair value	100,756	106,857	112,653	(11)

Due to customers	332,301	330,325	339,263	(2)

Accrued expenses and deferred income	7,812	7,437	8,689	(10)

Debt issued	130,271	137,152	131,352	(1)

Other liabilities	63,681	65,970	72,344	(12)

Total liabilities	1,265,420	1,407,218	1,291,905	(2)

Equity

Share capital	383	383	356	8

Share premium	34,675	34,799	34,824	0

Cumulative net income recognized directly in equity, net of tax	(6,503)	(4,444)	(4,875)	(33)

Retained earnings	18,912	17,623	11,751	61

Equity classified as obligation to purchase own shares	(54)	(48)	(2)

Treasury shares	(654)	(599)	(1,040)	37

Equity attributable to UBS shareholders	46,760	47,713	41,013	14

Equity attributable to non-controlling interests	5,043	5,578	7,620	(34)

Total equity	51,803	53,291	48,633	7

Total liabilities and equity	1,317,223	1,460,509	1,340,538	(2)

Financial statements

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares

Balance at 31 December 2008	293	25,288	(3,156)

Issuance of share capital	63

Acquisition of treasury shares			(476)

Disposition of treasury shares			2,592

Net premium / (discount) on treasury share and own equity derivative activity		(1,268)

Premium on shares issued and warrants exercised		10,599

Employee share and share option plans		291

Tax benefits from deferred compensation awards		1

Transaction costs related to share issuance, net of tax		(87)

Dividends[1]

Equity classified as obligation to purchase own shares – movements

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance at 31 December 2009	356	34,824	(1,040)

Issuance of share capital	27

Acquisition of treasury shares			(1,574)

Disposition of treasury shares			1,960

Net premium / (discount) on treasury share and own equity derivative activity		131

Premium on shares issued and warrants exercised		83

Employee share and share option plans		(106)

Tax benefits from deferred compensation awards		(8)

Transaction costs related to share issuances, net of tax		(113)

Dividends[1]

Equity classified as obligation to purchase own shares – movements

Preferred securities

New consolidations and other increases		(136)

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance at 31 December 2010	383	34,675	(654)

[1] Includes dividend payment obligations for preferred securities.

Preferred securities[1]

		For the year ended

CHF million		31.12.10	31.12.09

Balance at the beginning of the year		7,254	7,381

Redemptions		(1,529)	(7)

Foreign currency translation		(818)	(120)

Balance at the end of the year		4,907	7,254

1 Represents equity attributable to non-controlling interests. Increases and offsetting decreases of equity attributable to non-controlling interests due to dividends are excluded from this table.

Financial information

Equity classified as			Financial		Total equity
obligation to	Retained	Foreign currency	investments		attributable to UBS	Non-controlling
purchase own shares	earnings	translation	available-for-sale	Cash flow hedges	shareholders	interests	Total equity

(46)	14,487	(6,309)	347	1,627	32,531	8,002	40,533

					63		63

					(476)		(476)

					2,592		2,592

					(1,268)		(1,268)

					10,599		10,599

					291		291

					1		1

					(87)		(87)

					0	(849)	(849)

44					44		44

					0	(7)	(7)

					0	3	3

					0	(13)	(13)

	(2,736)	(136)	17	(421)	(3,276)	484	(2,792)

(2)	11,751	(6,445)	364	1,206	41,013	7,620	48,633

					27		27

					(1,574)		(1,574)

					1,960		1,960

					131		131

					83		83

					(106)		(106)

					(8)		(8)

					(113)		(113)

					0	(305)	(305)

(52)					(52)		(52)

					0	(1,529)	(1,529)

					(136)	6	(130)

					0	(264)	(264)

	7,161	(878)	(607)	(143)	5,533	(484)	5,049

(54)	18,912	(7,323)	(243)	1,063	46,760	5,043	51,803

Financial statements

Statement of cash flows

	For the year ended
CHF million	31.12.10	31.12.09

Cash flow from / (used in) operating activities

Net profit	7,465	(2,125)

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	918	1,048

Impairment of goodwill / amortization of intangible assets	117	1,323

Credit loss expense / (recovery)	66	1,832

Share of net profits of associates	(81)	(37)

Deferred tax expense / (benefit)	(285)	(960)

Net loss / (gain) from investing activities	(531)	425

Net loss / (gain) from financing activities	1,125	8,355

Net (increase) / decrease in operating assets:

Net due from / to banks	9,022	(41,766)

Reverse repurchase agreements and cash collateral on securities borrowed	(25,048)	162,822

Trading portfolio, net replacement values and financial assets designated at fair value	21,231	11,118

Loans / due to customers	(3,429)	(316)

Accrued income, prepaid expenses and other assets	613	(4,208)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	9,277	(41,351)

Net cash collateral on derivative instruments	(988)	(11,916)

Accrued expenses, deferred income and other liabilities	(7,325)	(29,242)

Income taxes paid, net of refunds	(498)	(505)

Net cash flow from / (used in) operating activities	11,648	54,497

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(75)	(42)

Disposal of subsidiaries and associates	307	296

Purchase of property and equipment	(541)	(854)

Disposal of property and equipment	242	163

Net (investment in) / divestment of financial investments	(25,631)	(20,127)

Net cash flow from / (used in) investing activities	(25,698)	(20,563)

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	4,459	(60,040)

Net movements in treasury shares and own equity derivative activity	(1,172)	673

Capital issuance	(113)	3,726

Issuance of long-term debt, including financial liabilities designated at fair value	78,418	67,062

Repayment of long-term debt, including financial liabilities designated at fair value	(77,497)	(65,024)

Increase in non-controlling interests	6	3

Dividends paid to / decrease in non-controlling interests	(2,053)	(583)

Net cash flow from / (used in) financing activities	2,048	(54,183)

Effects of exchange rate differences	(12,150)	5,529

Net increase / (decrease) in cash and cash equivalents	(24,151)	(14,721)

Cash and cash equivalents at the beginning of the year	164,973	179,693

Cash and cash equivalents at the end of the year	140,822	164,973

Cash and cash equivalents comprise:

Cash and balances with central banks	26,939	20,899

Money market papers[1]	77,998	98,432

Due from banks with original maturity of less than three months[2]	35,885	45,642

Total	140,822	164,973

1 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale.   2 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Cash paid as interest was CHF 12,606 million and CHF 19,597 million for the years ended 31 December 2010 and 31 December 2009, respectively.

Financial information

Notes to the financial statements

Notes to the financial statements

Note 1 Basis of accounting

UBS AG’s (“UBS”) consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF).

In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on 31 December 2009 and for the year then ended, except for the changes set out below and in “Note 1 Basis of accounting” in the “Financial information” section of UBS’s first, second and third quarter 2010 reports. For fair value measurements and changes in valuation techniques, UBS provides complementary information in “Note 11 Fair value of financial instruments” in the “Financial information” section of its quarterly reports.
These financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. However they do not include certain explanatory notes, which will be included in the annual financial statements 2010 to be published on 15 March 2011. The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in UBS’s Annual Report 2009.

IFRS 9 Financial Instruments

In October 2010, the IASB updated IFRS 9 Financial Instruments to include guidance on financial liabilities and de-recognition of financial instruments, and amended IFRS 7 to include disclosures about transferred financial assets. The accounting and presentation for financial liabilities and for de-recognition of financial instruments has been transferred from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. The guidance is unchanged with one exception: the accounting for financial liabilities designated at fair value through profit or loss.
The requirements in IAS 39 regarding the classification and measurement of financial liabilities have been retained, including the related application and implementation guidance. The two existing measurement categories for financial liabilities remain unchanged. The criteria for designating a financial liability at fair value through profit or loss also remain unchanged.
For financial liabilities designated at fair value through profit or loss, changes in fair value due to changes in an entity’s own credit risk are directly recognized in other comprehensive income (OCI) instead of in profit or loss. There is no subsequent recycling of realized gains or losses from OCI to profit or loss. For financial li-

abilities that are required to be measured at fair value through profit or loss, i.e. all derivatives and trading portfolio liabilities, all fair value movements will continue to be recognized in profit and loss. This applies also to financial guarantees and loan commitments measured at fair value through profit or loss.

UBS is currently assessing the impact of the new standard on its financial statements. IFRS 9 is applicable for accounting periods beginning on or after 1 January 2013, with early adoption permitted. The IFRS 7 amendments are applicable for annual accounting periods beginning on or after 1 July 2011.

Amendments to IAS 12 Income Taxes

In December 2010, the IASB issued amendments to IAS 12 Income Taxes to clarify guidance related to the measurement of deferred taxes. IAS 12 requires an entity to measure the deferred tax related to an asset based on whether the entity expects to recover the carrying amount of the asset through use or sale. The guidance establishes a rebuttable presumption that recovery of the carrying amount will normally be through sale. As a result of the amendments, SIC-21, Income Taxes – Recovery of Revalued Non-Depreciable Assets, would no longer apply to investment properties carried at fair value. The amendments also incorporate the guidance contained in SIC-21, which is now withdrawn. The amendments are effective for annual periods beginning on or after 1 January 2012, with early adoption permitted. UBS is currently assessing the impact of the revised standard on its financial statements.

Wealth Management & Swiss Bank reorganization

Commencing first quarter 2010, the internal reporting of Wealth Management & Swiss Bank to the Group Executive Board was revised in order to better reflect the management structure and responsibilities. Segregated financial information is now reported for:
–	“Wealth Management”, encompassing all wealth management business conducted out of Switzerland and in our Asian and European booking centers;
–	“Retail & Corporate”, including services provided to Swiss retail private clients, small and medium enterprises and corporate and institutional clients.
In line with this revised internal reporting structure and IFRS 8 Operating Segments, Wealth Management and Retail & Corporate are now presented in our external financial reports as separate business units and reportable segments. Prior periods presented have been restated to conform to the new presentation format.

Notes to the financial statements

Note 1 Basis of accounting (continued)

Allocation of additional Corporate Center costs to business divisions

From first quarter 2010 onwards, all costs incurred by the Corporate Center related to shared services and control functions are allocated to the business units (reportable segments), which directly and indirectly receive the value of the services. The allocated costs are shown in the respective expense lines of the reportable segments in “Note 2 Segment reporting” in the “Financial information” section of this report and in the management report sections of UBS’s quarterly and annual reports.
Up to and including 2009, certain costs incurred by the Corporate Center were presented as Corporate Center expenses and not charged to the business divisions. This change in allocation policy has been applied prospectively, and numbers presented for 2009 periods in this report have not been restated. Refer to “Note 1 Basis of accounting” in the “Financial information” section of UBS’s first quarter 2010 report for an indication of the average estimated impact on quarterly 2009 figures, had the new allocation methodology been applied to 2009.
The incremental charges to the business divisions made from first quarter 2010 onwards mainly relate to control functions.
The “Corporate Center” column of the table in “Note 2 Segment reporting” in the “Financial information” section of this report has been renamed “Treasury activities and other corporate items”. It mainly includes the results of treasury activities, for example from the management of foreign exchange risks and interest rate risks, residual operating expenses such as those associated with the functioning of the Group Executive Board and the Board of Directors, other costs related to the management of our organization as well as a limited number of specifically defined items. These items currently include the valuation of UBS’s option to acquire the SNB StabFund’s equity, certain expenses and non-banking activities.

Cash collateral from derivative transactions and Prime brokerage receivables and payables

Commencing fourth quarter 2010, UBS has changed the presentation of cash collateral from derivative transactions and prime brokerage receivables and payables to improve transparency.
Cash collateral receivables and payables on derivatives are presented in the new balance sheet lines Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments by transferring the amounts out of Due from banks and Loans, and Due to banks and Due to customers, respectively. Prime brokerage receivables and prime brokerage payables have been transferred out of Due from banks and Loans to Other assets, and out of Due to banks and Due to customers to Other liabilities, respectively. These changes in presentation impacted neither UBS’s income statement nor total assets and liabilities. The statement of cash flows for 2009 was adjusted accordingly.
For 2009, the following reclassifications were made:

Cash collateral from derivative transactions and Prime brokerage receivables and payables
	31.12.09 – before		31.12.09 – after
CHF million	reclassification	Reclassification	reclassification

Due from banks	46,574	(29,770)	16,804

Cash collateral receivables on derivative instruments	0	53,774	53,774

Loans	306,828	(40,351)	266,477

Other assets	7,336	16,347	23,682

Due to banks	65,166	(33,244)	31,922

Cash collateral payables on derivative instruments	0	66,097	66,097

Due to customers	410,475	(71,212)	339,263

Other liabilities	33,986	38,359	72,344

Financial information

Note 1 Basis of accounting (continued)

Equity and Other comprehensive income

In the fourth quarter, UBS reviewed certain components of its equity and made adjustments to correct immaterial misstatements that relate to periods several years back. The following paragraphs describe the impacts of the changes on UBS’s financial statements as of 31 December 2010.
UBS’s Foreign currency translation balance was adjusted by a credit of CHF 429 million. The adjustment increased total Other comprehensive income and total Comprehensive income by CHF 429 million.
In addition, UBS reclassified an amount of CHF 213 million from Equity attributable to non controlling interests to Other liabilities as this amount has been identified as redeemable and therefore not satisfying the criteria for an equity instrument under IFRS. Also, an amount of CHF 134 million relating to an equity participation plan was reclassified from Share premium to Other liabilities as it was identified that the amount is not related to equity settled awards. The impact on the income statement for both items was insignificant.
Furthermore, UBS merged the balance of the balance sheet line Revaluation reserve from step acquisitions, net of tax into

Share premium, resulting in an increase of Share premium by CHF 38 million. The balance sheets as of 30 September 2010 and 31 December 2009, and the statement of changes in equity for 2009, were adjusted accordingly.

Personnel expenses

In the fourth quarter, UBS reclassified certain elements of Other personnel expenses to Salaries and variable compensation in order to align the presentation with the new FINMA definition of variable compensation.
Financial advisor compensation relating to Wealth Management Americas was also reported as a separate line for the first time in the fourth quarter. Previously, it was included under Salaries and variable compensation.
In addition, UBS presented the pension costs related to bonus for the first time under Pension and other post-employment benefit plans. Previously, those amounts were reported under Social security. Prior periods’ amounts have been adjusted accordingly. The change in the presentation did not impact UBS’s personnel expenses. The related amounts are disclosed in the footnotes to Note 6.

Notes to the financial statements

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth			Treasury activities
	Wealth Management &		Management	Global Asset	Investment	and other
	Swiss Bank		Americas	Management	Bank	corporate items[1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the year ended 31 December 2010

Net interest income	1,737	2,422	695	(17)	2,235	(858)	6,215

Non-interest income	5,608	1,524	4,870	2,075	9,756	1,993	25,826

Income[2]	7,345	3,946	5,565	2,058	11,991	1,135	32,041

Credit loss (expense) / recovery	11	(76)	(1)	0	0	0	(66)

Total operating income	7,356	3,870	5,564	2,058	11,991	1,135	31,975

Personnel expenses	3,167	1,625	4,226	1,109	6,749	118	16,994

General and administrative expenses	1,224	836	1,223	400	2,693	168	6,545

Services (to) / from other business divisions	449	(509)	(6)	(5)	64	8	0

Depreciation of property and equipment	163	146	198	43	278	89	918

Impairment of goodwill	0	0	0	0	0	0	0

Amortization of intangible assets	19	0	55	8	34	0	117

Total operating expenses[3]	5,023	2,098	5,695	1,555	9,819	383	24,573

Performance from continuing operations before tax	2,334	1,772	(131)	503	2,172	753	7,402

Performance from discontinued operations before tax						2	2

Performance before tax	2,334	1,772	(131)	503	2,172	755	7,404

Tax expense / (benefit) on continuing operations							(61)

Tax expense / (benefit) on discontinued operations							0

Net profit							7,465

As of 31 December 2010

Total assets[4]	94,082	153,075	50,071	15,894	966,926	37,175	1,317,223

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions, the result of which is shown in the column Treasury activities and other corporate items.   2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   3 Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards.   4 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Financial information

Note 2 Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth			Treasury activities
	Wealth Management &		Management	Global Asset	Investment	and other
	Swiss Bank		Americas	Management	Bank	corporate items	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the year ended 31 December 2009

Net interest income	1,853	2,681	800	2	2,339	(1,229)	6,446

Non-interest income	5,574	1,415	4,746	2,134	2,494	1,623	17,987

Income[1]	7,427	4,096	5,546	2,137	4,833	394	24,433

Credit loss (expense) / recovery	45	(178)	3	0	(1,698)	(5)	(1,832)

Total operating income	7,471	3,918	5,550	2,137	3,135	389	22,601

Personnel expenses	3,360	1,836	4,231	996	5,568	551	16,543

General and administrative expenses	1,182	835	1,017	387	2,628	199	6,248

Services (to) / from other business units	428	(518)	4	(74)	(147)	306	0

Depreciation of property and equipment	154	136	170	36	360	193	1,048

Impairment of goodwill	0	0	34	340	749	0	1,123

Amortization of intangible assets	67	0	62	13	59	0	200

Total operating expenses[2]	5,191	2,289	5,518	1,698	9,216	1,250	25,162

Performance from continuing operations before tax	2,280	1,629	32	438	(6,081)	(860)	(2,561)

Performance from discontinued operations before tax						(7)	(7)

Performance before tax	2,280	1,629	32	438	(6,081)	(867)	(2,569)

Tax expense / (benefit) on continuing operations							(443)

Tax expense / (benefit) on discontinued operations							0

Net profit							(2,125)

As of 31 December 2009

Total assets[3]	109,627	138,513	53,197	20,238	991,964	26,999	1,340,538

1 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   2 Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards.   3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Notes to the financial statements

Note 3 Net interest and trading income

Accounting standards require separate disclosure of Net interest income and Net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS considers it to be more meaningful to analyze net interest and trading income according to the businesses that drive

it. The second table below (Breakdown by businesses) provides information that corresponds to this view: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Net interest and trading income

Net interest income	1,703	1,601	1,749	6	(3)	6,215	6,446

Net trading income	766	868	(62)	(12)		7,452	(324)

Total net interest and trading income	2,469	2,469	1,688	0	46	13,667	6,122

Breakdown by businesses

Net income from trading businesses[1]	968	813	1,025	19	(6)	7,489	382

Net income from interest margin businesses	1,189	1,150	1,229	3	(3)	4,624	5,053

Net income from treasury activities and other	311	506	(566)	(39)		1,554	687

Total net interest and trading income	2,469	2,469	1,688	0	46	13,667	6,122

[1] Includes lending activities of the Investment Bank.

Net interest income

Interest income

Interest earned on loans and advances[1]	2,492	2,657	2,892	(6)	(14)	10,603	13,202

Interest earned on securities borrowed and reverse repurchase agreements	393	373	317	5	24	1,436	2,629

Interest and dividend income from trading portfolio	1,453	1,410	1,335	3	9	6,015	7,150

Interest income on financial assets designated at fair value	72	60	67	20	7	262	316

Interest and dividend income from financial investments available-for-sale	182	120	70	52	160	557	164

Total	4,591	4,620	4,681	(1)	(2)	18,872	23,461

Interest expense

Interest on amounts due to banks and customers[2]	469	504	517	(7)	(9)	1,984	3,873

Interest on securities lent and repurchase agreements	323	297	263	9	23	1,282	2,179

Interest and dividend expense from trading portfolio	698	786	743	(11)	(6)	3,794	3,878

Interest on financial liabilities designated at fair value	593	630	585	(6)	1	2,392	2,855

Interest on debt issued	805	802	823	0	(2)	3,206	4,231

Total	2,888	3,019	2,932	(4)	(2)	12,657	17,016

Net interest income	1,703	1,601	1,749	6	(3)	6,215	6,446

1 Includes interest income related to Cash collateral receivables on derivative instruments.   2 Includes interest expense related to Cash collateral payables on derivative instruments.

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Financial information

Note 3 Net interest and trading income (continued)
	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Net trading income[1]

Investment Bank equities	335	186	257	80	30	2,356	2,462

Investment Bank fixed income, currencies and commodities	(163)	(206)	(310)	21	47	1,981	(5,455)

Other business divisions	593	889	(9)	(33)		3,115	2,668

Net trading income	766	868	(62)	(12)		7,452	(324)

of which: net gains / (losses) from financial liabilities designated at fair value[2]	(1,669)	(4,665)	(1,379)	64	(21)	(1,001)	(6,741)

1 Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, refer to the corresponding introductory comment).   2 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. For more information on own credit refer to “Note 11b Fair value of financial instruments”.

Net trading income in the fourth quarter included a gain of CHF 0.2 billion from credit valuation adjustments for monoline credit protection (CHF 0.3 billion gain in the third quarter and CHF 0.2 billion gain in fourth quarter 2009).

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines
Fourth quarter 2010 net trading income also included a gain of CHF 0.2 billion from the valuation of UBS’s option to acquire the SNB StabFund’s equity (CHF 0.3 billion gain in third quarter 2010 and CHF 0.1 billion gain in fourth quarter 2009).

Notes to the financial statements

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Equity underwriting fees	477	171	437	179	9	1,157	1,590

Debt underwriting fees	164	227	163	(28)	1	755	796

Total underwriting fees	642	398	600	61	7	1,912	2,386

M&A and corporate finance fees	265	226	241	17	10	857	881

Brokerage fees	1,187	1,078	1,179	10	1	4,930	5,400

Investment fund fees	957	917	1,013	4	(6)	3,898	4,000

Portfolio management and advisory fees	1,486	1,416	1,459	5	2	5,959	5,863

Insurance-related and other fees	88	89	73	(1)	21	361	264

Total securities trading and investment activity fees	4,626	4,124	4,564	12	1	17,918	18,794

Credit-related fees and commissions	115	107	102	7	13	448	339

Commission income from other services	213	209	228	2	(7)	850	878

Total fee and commission income	4,953	4,440	4,894	12	1	19,216	20,010

Brokerage fees paid	266	245	193	9	38	1,093	1,231

Other	243	217	263	12	(8)	964	1,068

Total fee and commission expense	509	462	456	10	12	2,057	2,299

Net fee and commission income	4,444	3,978	4,438	12	0	17,160	17,712

of which: net brokerage fees	921	833	986	11	(7)	3,837	4,169

Note 5 Other income

	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	(3)	14	60			(7)	96

Net gains from disposals of investments in associates	78	0	0			256	(1)

Share of net profits of associates	12	19	7	(37)	71	81	37

Total	87	33	67	164	30	331	133

Financial investments available-for-sale

Net gains from disposals	56	62	48	(10)	17	204	110

Impairment charges	(8)	(15)	(129)	47	94	(72)	(349)

Total	48	47	(81)	2		132	(239)

Net income from properties[2]	12	13	14	(8)	(14)	53	72

Net gains from investment properties[3]	3	9	(7)	(67)		8	(39)

Other[4]	223	79	58	182	284	690	672

Total other income	373	180	52	107	617	1,214	599

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries.   2 Includes net rent received from third parties and net operating expenses.   3 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.   4 Includes net gains from disposals of loans and receivables and own-used property.

Financial information

Note 6 Personnel expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Salaries and variable compensation[1,2,3]	2,576	2,700	2,061	(5)	25	11,499	11,022

Contractors	68	59	56	15	21	232	275

Social security[4]	204	185	158	10	29	826	804

Pension and other post-employment benefit plans[4]	182	175	236	4	(23)	724	988

Wealth Management Americas: Financial advisor compensation[3]	658	646	573	2	15	2,667	2,426

Other personnel expenses[1]	163	211	239	(23)	(32)	1,047	1,027

Total personnel expenses	3,851	3,977	3,323	(3)	16	16,994	16,543

1 In fourth quarter 2010, UBS adjusted the amounts presented in previous periods on the lines “Other personnel expenses” and “Salaries and variable compensation” to align the presentation with the new definition of variable compensation by FINMA. Amounts previously disclosed under “Other personnel expenses” have been decreased by CHF 34 million for the quarter ended 30 September 2010, CHF 6 million for the quarter ended 31 December 2009, and CHF 648 million for year ended 31 December 2009 with a corresponding increase in “Salaries and variable compensation”.   2 Salaries and variable compensation include severance costs of CHF 29 million for the quarter ended 31 December 2010, CHF 18 million for the quarter ended 30 September 2010, negative CHF 19 million for the quarter ended 31 December 2009, CHF 69 million for the year ended 31 December 2010 and CHF 433 million for the year ended 31 December 2009.   3 Wealth Management Americas: Financial Advisor compensation is reported as a separate line for the first time in fourth quarter 2010. Previously, it was included under “Salaries and variable compensation”. Prior periods have been adjusted accordingly. It consists of grid-based compensation based directly on compensable revenues generated by financial advisors, and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It includes also costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.   4 Commencing in fourth quarter 2010, UBS presents the pension costs related to cash bonus in “Pension and other post-employment benefit plans”. Previously those amounts were reported under “Social security”. Prior periods amounts have been adjusted accordingly as follows: by CHF 19 million for the quarter ended 30 September 2010, negative CHF 1 million for the quarter ended 31 December 2009, and CHF 47 million for year ended 31 December 2009.

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Occupancy	290	306	328	(5)	(12)	1,252	1,420

Rent and maintenance of IT and other equipment	147	142	158	4	(7)	555	623

Telecommunications and postage	154	161	165	(4)	(7)	664	697

Administration	200	157	155	27	29	669	695

Marketing and public relations	122	91	51	34	139	339	225

Travel and entertainment	134	113	113	19	19	466	412

Professional fees	232	186	217	25	7	754	830

Outsourcing of IT and other services	334	268	203	25	65	1,078	836

Other	240	211	156	14	54	767	512

Total general and administrative expenses	1,854	1,634	1,547	13	20	6,545	6,248

Notes to the financial statements

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year ended
	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	1,290	1,664	1,205	(22)	7	7,161	(2,736)

from continuing operations	1,290	1,664	1,231	(22)	5	7,160	(2,719)

from discontinued operations	0	0	(26)		100	1	(17)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	1,290	1,664	1,205	(22)	7	7,161	(2,736)

Less: (profit) / loss on equity derivative contracts	(3)	0	(11)		73	(2)	(5)

Net profit attributable to UBS shareholders for diluted EPS	1,287	1,664	1,194	(23)	8	7,159	(2,741)

from continuing operations	1,287	1,664	1,220	(23)	5	7,158	(2,724)

from discontinued operations	0	0	(26)		100	1	(17)

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,794,872,701	3,794,209,156	3,793,194,134	0	0	3,789,732,938	3,661,086,266

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	54,846,975	52,610,040	27,422,092	4	100	48,599,111	754,948

Weighted average shares outstanding for diluted EPS	3,849,719,676	3,846,819,196	3,820,616,226	0	1	3,838,332,049	3,661,841,214

Potential ordinary shares from unexercised employee shares and in-the-money options not considered due to the anti-dilutive effect	0	0	0			0	20,166,373

Earnings per share (CHF)

Basic	0.34	0.44	0.32	(23)	6	1.89	(0.75)

from continuing operations	0.34	0.44	0.32	(23)	6	1.89	(0.74)

from discontinued operations	0.00	0.00	(0.01)		100	0.00	0.00

Diluted	0.33	0.43	0.31	(23)	6	1.87	(0.75)

from continuing operations	0.33	0.43	0.32	(23)	3	1.86	(0.74)

from discontinued operations	0.00	0.00	(0.01)		100	0.00	0.00

Shares outstanding

Ordinary shares issued	3,830,840,513	3,830,809,437	3,558,112,753	0	8

Treasury shares	38,892,031	34,659,968	37,553,872	12	4

Shares outstanding	3,791,948,482	3,796,149,469	3,520,558,881	(0)	8

Mandatory convertible notes and exchangeable shares[2]	580,261	580,261	273,264,461	0	(100)

Shares outstanding for EPS	3,792,528,743	3,796,729,730	3,793,823,342	(0)	(0)

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 241,743,891; 263,713,645 and 283,903,816 for the quarters ended 31 December 2010, 30 September 2010 and 31 December 2009, respectively, and 241,320,185 and 288,915,585 for the years ended 31 December 2010 and 31 December 2009, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for all periods, but could potentially dilute earnings per share in the future.   2 31 December 2009 number includes 272,651,005 shares for the mandatory convertible notes issued in March 2008. All other numbers are related to exchangeable shares.

Financial information

Note 9 Income taxes

UBS recognized a net income tax benefit in its income statement of CHF 149 million in the fourth quarter.

This reflects the benefit of a further write-up of deferred tax assets of CHF 391 million for US and Swiss tax losses incurred in previous years, following the write-up that was made in the third quarter for interim reporting purposes, based on the updated profit forecast assumptions over a five-year time horizon used for recognition purposes. This benefit was partially offset by tax expenses of CHF 242 million in respect of taxable profits of Group entities.
In the fourth quarter, the Parent Bank adopted for its statutory financial statements a change in the Swiss Accounting standards that permits to designate issued structured products to be accounted for at fair value through profit or loss (excluding own credit changes). The adoption of this accounting change by the Parent Bank resulted in an increase in the deferred tax assets related to Swiss tax loss carryforwards of approximately CHF 80 million in the Group financial statements, which is included in the CHF 391 million write-up of deferred tax assets.

Note 10 Trading portfolio

CHF million	31.12.10	30.9.10	31.12.09

Trading portfolio assets

Debt instruments

Government and government agencies[1]	83,952	105,644	85,483

Banks[1]	14,711	13,474	10,850

Corporates and other	35,647	38,226	39,902

Total debt instruments	134,310	157,344	136,234

Equity instruments	57,506	52,959	57,541

Financial assets for unit-linked investment contracts	18,056	18,927	21,619

Financial assets held for trading	209,873	229,231	215,394

Precious metals and other commodities	18,942	17,081	16,864

Total trading portfolio assets	228,815	246,312	232,258

Trading portfolio liabilities

Debt instruments

Government and government agencies[1]	29,628	34,505	26,317

Banks[1]	3,107	2,678	3,462

Corporates and other	4,640	4,648	5,447

Total debt instruments	37,376	41,831	35,226

Equity instruments	17,599	16,182	12,243

Total trading portfolio liabilities	54,975	58,013	47,469

1 From fourth quarter 2010 onwards, bills issued by the Swiss National Bank are reported under “Government and government agencies”. In previous reports, these bills were presented under “Banks”. Prior periods have been adjusted accordingly.

Notes to the financial statements

Note 11 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter-end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.12.10[2]				30.9.10
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets held for trading[3]	77.8	60.8	10.0	148.5	87.3	72.3	9.4	169.0

Financial assets held for trading pledged as collateral	38.3	22.2	0.8	61.4	34.3	24.7	1.3	60.3

Positive replacement values	3.6	385.1	12.4	401.1	4.0	497.0	16.4	517.4

Financial assets designated at fair value	0.8	7.3	0.5	8.5	0.8	7.6	0.5	8.9

Financial investments available-for-sale	60.4	13.5	0.9	74.8	64.2	9.5	1.1	74.8

Total assets	180.9	488.9	24.5	694.3	190.5	611.0	28.7	830.3

Trading portfolio liabilities	42.9	11.8	0.3	55.0	45.0	12.7	0.3	58.0

Negative replacement values	3.5	379.9	10.4	393.8	3.9	481.9	13.8	499.6

Financial liabilities designated at fair value	0.0	86.7	14.0	100.8	0.0	92.6	14.2	106.9

Other liabilities – amounts due under unit-linked investment contracts[4]		18.1		18.1		18.9		18.9

Total liabilities	46.4	496.5	24.7	567.6	48.8	606.2	28.3	683.4

1 Bifurcated embedded derivatives, which are presented on the same balance sheet lines as host contracts, are excluded from this table.   2 From fourth quarter 2010 onwards UBS considers input data observable when there is an equally offsetting transaction. As a consequence positive and negative replacement values of total CHF 2.3 billion were transferred out of level 3.   3 Financial assets held for trading do not include precious metal and commodities.   4 From fourth quarter 2010 onwards, the amounts due under unit-linked investment contracts are presented under Other liabilities in this table; the comparative period has been adjusted.

b) Valuation and sensitivity information

Own credit of financial liabilities designated at fair value
The Group’s own credit changes are reflected in valuations for those financial liabilities designated at fair value, where the Group’s own credit risk would be considered by market participants. Own credit effects are not reflected in the valuations of fully collateralized transactions and other instruments which established market practice does not include.
Own credit changes are calculated based on a funds transfer price (FTP) curve which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used by UBS to value uncollateralized and partially collateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which newly issued UBS medium term notes (MTNs) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to purchase UBS MTNs. The FTP curve was implemented in the fourth quarter and has replaced the asset and liability management revaluation curve. The impact on the income statement at implementation was not material.
The own credit results for “Financial liabilities designated at fair value” (predominantly issued structured products) were as follows:

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended
CHF million	31.12.10	30.9.10	31.12.09

Total gain / (loss) for the quarter ended	(509)	(387)	(24)

of which: credit spread related only	(386)	(649)	(544)

Total gain / (loss) year-to-date	(548)	(39)	(2,023)

Life-to-date gain	237	753	890

Financial information

Note 11 Fair value of financial instruments (continued)

Amounts for the quarter represent the change in own credit of financial instruments designated at fair value during the quarter, whereas year-to-date amounts represent the change during the year and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (1) changes in fair value that are attributable to the change in UBS’s credit spreads during the period, and (2) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in interest rates and changes in the value of referenced instruments issued by third parties. The disclosed own credit amounts are also impacted by foreign currency movements.

Valuation and sensitivity information by instrument category
This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information for certain significant instrument categories that are excluded from management Value-at-Risk as disclosed in the “Risk and treasury management” section of this report is provided.

Credit valuation adjustments on monoline credit protection
UBS previously entered into negative basis trades with monolines, whereby they provided credit default swap protection against UBS-held underlyings, including residential and commercial mortgage-backed securities collateralized debt obligations (RMBS and CMBS CDO), transactions with collateralized loan obligations (CLO), and asset-backed securities collateralized debt obligations (ABS CDO). Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses credit default swap (CDS) spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO, and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.
To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. On 31 December 2010, such an increase would have resulted in an increase in the monoline credit valuation adjustment of USD 45 million

(CHF 42 million; 30 September 2010: USD 52 million or CHF 51 million).

The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 35% to 34% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 9 million (CHF 8 million; 30 September 2010: USD 10 million or CHF 10 million) in the CVA. The sensitivity to credit spreads and recovery rates is linear.

US reference-linked notes (US RLN)
The US reference-linked notes (US RLN) consist of a series of transactions whereby UBS purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD asset-backed securities (ABS) (primarily commercial mortgage-backed securities and sub-prime residential mortgage-backed securities) and / or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLNs is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach effectively is intended to simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and / or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.

On 31 December 2010, the fair value of the US RLN credit protection was approximately USD 629 million (CHF 588 million; 30 September 2010: USD 817 million or CHF 801 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 31 million (CHF 29 million; 30 September 2010: USD 37 million or CHF 36 million). The fair value adjustments may also be considered a measurement of sensitivity.

Non-US reference-linked notes (Non-US RLN)
The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US reference-

Notes to the financial statements

Note 11 Fair value of financial instruments (continued)

linked note (non-US RLN) credit protection as to the US RLN credit protection described above, except that the spread is shocked by 10% for European corporate names.

On 31 December 2010, the fair value of the non-US RLN credit protection was approximately USD 660 million (CHF 616 million; 30 September 2010: USD 688 million or CHF 674 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 72 million (CHF 67 million; 30 September 2010: USD 88 million or CHF 87 million). This adjustment may also be considered a measurement of sensitivity.

Option to acquire equity of the SNB StabFund
UBS’s option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (Positive replacement values) with changes to fair value recognized in profit and loss. On 31 December 2010, the fair value (after adjustments) of the call option held by UBS was approximately USD 1,906 million (CHF 1,781 million; 30 September 2010: USD 1,750 million or CHF 1,719 million).

The valuation incorporates cash flow projections for all assets within the fund across various scenarios and is calibrated to market levels by setting the spread above one-month Libor rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals UBS’s assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 31 December 2010, this adjustment was USD 250 million (CHF 234 million; 30 September 2010: USD 235 million or CHF 231 million).
On 31 December 2010, a 100 basis point increase in the discount rate would have decreased the option value by approximately USD 167 million (CHF 156 million) and a 100 basis point decrease would have increased the option value by approximately USD 188 million (CHF 176 million).

c) Deferred day-1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized at their transaction price although the values obtained from the relevant valuation model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	Quarter ended
CHF million	31.12.10	30.9.10	31.12.09

Balance at the beginning of the period	543	578	585

Deferred profit / (loss) on new transactions	101	82	109

Recognized (profit) / loss in the income statement	(51)	(71)	(93)

Foreign currency translation	(28)	(46)	(2)

Balance at the end of the period	565	543	599

Financial information

Note 12 Reclassification of financial assets

In 2008 and first quarter 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified from “Trading portfolio assets” to

“Loans”. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	31.12.10	30.9.10	31.12.09

Carrying value	11.9	13.3	19.9

Fair value	12.1	13.1	19.0

Pro-forma fair value gain / (loss)	0.2	(0.2)	(0.9)

In fourth quarter 2010, carrying values and pro-forma fair values decreased by CHF 1.4 billion and CHF 1 billion respectively. The vast majority of the decreases relates to sales and the appreciation of the Swiss franc against the US dollar.

The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets
	31.12.10
				Ratio of carrying to
CHF billion	Notional value	Fair value	Carrying value	notional value

US student loan and municipal auction rate securities	5.1	4.4	4.5	88%

Monoline protected assets	6.1	5.4	5.3	86%

Leveraged finance	0.5	0.4	0.4	75%

CMBS / CRE (excluding interest-only strips)	0.2	0.1	0.1	81%

US reference-linked notes	0.6	0.6	0.5	83%

Other assets	0.9	0.8	0.7	82%

Total (excluding CMBS interest-only strips)	13.5	11.7	11.6	86%

CMBS interest-only strips		0.4	0.3

Total reclassified assets	13.5	12.1	11.9

Reclassified financial assets impacted UBS’s income statement as presented in the table below.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year ended
CHF billion	31.12.10	30.9.10	31.12.10

Net interest income	0.0	0.1	0.5

Credit loss (expense) / recovery	(0.1)	0.0	(0.1)

Other income[1]	0.0	0.0	0.1

Impact on operating profit before tax	0.0	0.1	0.5

1 Includes net gains on the disposal of reclassified assets.

Notes to the financial statements

Note 13 Provisions

CHF million	31.12.10	30.9.10	31.12.09

Operational risks[1]	56	65	82

Litigation[2]	578	448	1,028

Restructuring	281	348	488

Other[3]	619	614	713

Total	1,534	1,476	2,311

1 Includes provisions for litigation resulting from security risks and transaction processing risks.   2 Includes litigation resulting from legal, liability and compliance risks. Additionally, includes a provision established in connection with demands for the repurchase of US mortgage loans sold or securitized by UBS, as described in “Note 15 Other contingent liabilities”.   3 Includes reinstatement costs for leasehold improvements, provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leaves) and other items.

Note 14 Litigation and regulatory matters

The UBS Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated.

Certain potentially significant legal proceedings or threatened proceedings as of 31 December 2010 are described below.

Municipal Bonds

In November 2006, UBS and others received subpoenas from the Antitrust Division of the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. In addition, various state Attorneys General have issued subpoenas seeking similar information. The investigations are ongoing, and UBS is cooperating. Several putative class actions also have been filed in Federal District Courts against UBS AG and numerous other firms. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS in connection with the bidding of various financial instruments associated with municipal securities. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation. Discussions with the SEC, DOJ and a number of state Attorneys General are ongoing.

Auction Rate Securities

UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARS) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARS. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back ARS from eligible customers within certain time periods, the last of which began on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS has settled with the majority of states and is continuing to finalize settlements with the rest. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. During the third quarter of 2010, a claimant alleging consequential damages from the illiquidity of ARS was awarded approximately USD 80 million by an arbitration panel and UBS has booked a provision of CHF 78 million relating to the case. UBS moved in state court to vacate the award and oral argument was heard on that motion in December 2010.

Inquiries Regarding Cross-Border Wealth Management
Businesses

Following the disclosure and the settlement of the US cross-border matter tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests within the limits of financial privacy obligations under Swiss and other applicable laws.

Financial information

Note 14 Litigation and regulatory matters (continued)

Matters Related to the Credit Crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, accounting classifications, disclosures, writedowns, contractual obligations and interactions with rating agencies, as well as its role as underwriter in securities offerings for other issuers. In particular, UBS has communicated with and has responded to inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the US Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Commission (FCIC), the New York Attorney General, and the US Department of Justice, regarding some of these issues and others, including: the role of internal control units; the risk control, valuation, structuring and marketing of mortgage-related instruments; and compliance with public disclosure rules.

Lehman Principal Protection Notes

From March 2007 through September 2008, UBS sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (“Lehman”), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the note. UBS has been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under US securities laws. UBS has also been named in numerous individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments), was named in a proceeding brought by the New Hampshire Bureau of Securities, and is responding to investigations by other state regulators and FINRA relating to the sale of these notes to UBS customers. The customer litigations and regulatory investigations relate to whether UBS adequately disclosed the risks of these notes to its customers.

Claims Related to Sales of RMBS and Mortgages

From 2002 through about 2007, UBS was a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in more than 20 lawsuits relating to at least USD 39 billion in original face amount of RMBS underwritten or issued by UBS. Most of the lawsuits are in their early stages. Many have not advanced beyond the motion to dismiss phase; some are in the early stages of discovery. In connection with certain of the lawsuits, UBS expects to be indemnified against any loss or liability by third-party issuers. UBS is also named as a defendant in litigation by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights. UBS has also been contacted by certain government-sponsored enterprises requesting that UBS repurchase securities issued in UBS-sponsored RMBS offerings.

As described under “Note 15 Other contingent liabilities”, UBS also has contractual obligations to repurchase US residential mortgage loans as to which its representations made at the time of transfer prove to have been materially inaccurate. Contested loan repurchase demands relating to loans with an initial principal balance of USD 30 million are the subject of litigation.

Claims Related to UBS Disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with the firm’s disclosures relating to its positions and losses in mortgage-related securities, its positions and losses in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. Defendants have moved to dismiss the ERISA complaint for failure to state a claim.

Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law substantially all assets of which were with BMIS, as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes ficti-

Notes to the financial statements

Note 14 Litigation and regulatory matters (continued)

tious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009 UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. In December 2009 and March 2010 the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed against the March 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, amongst others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in November 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants is no less than USD 2 billion. A second claim was filed in December 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants is not less than USD 555 million. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. To date one claim has been filed.

Transactions with City of Milan and Other Italian Public Sector Entities

In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City of Milan between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. In addition, two current UBS employees and one former employee, together with employees from other banks, a former City officer and a former adviser to the City, are facing a criminal trial for alleged “aggravated fraud” in relation to the City’s 2005 bond issue and the execution, and subsequent restructuring, of certain related derivative transactions. The primary allegation is that UBS Limited and the other international banks fraudulently obtained hidden and/or illegal profits by entering into the derivative contracts with the City of Milan. The banks also face an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees, and the City has separately asserted claims for damages against UBS Limited and UBS individuals in relation to this alleged failure. A number of transactions with other public entity counterparties in Italy have also been called into question or become the subject of legal proceedings and claims for damages and other awards. These include derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence. UBS has itself issued proceedings before English Courts in connection with a number of derivative transactions with Italian public entities, including some of those mentioned above, aimed at obtaining declaratory judgments as to the legitimacy of UBS’s behavior.

HSH Nordbank AG (HSH)

HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic collateralized debt obligation (CDO) transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by mis-using its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. Following orders issued in 2008 and 2009, in which the court dismissed most of HSH’s claims and its punitive damages demand and later partially denied a motion to dismiss certain repleaded claims, the claims remaining in the case are for fraud, breach of contract and breach of the implied covenant of good faith and fair dealing. Both sides have appealed the court’s most recent partial dismissal order, and a decision on the appeal is pending.

Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of managed Credit Default Swap transactions with bank swap counterparties, including UBS. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS on 18 October 2010, a net sum of approximately USD 138 million has fallen due from KWL but

Financial information

Note 14 Litigation and regulatory matters (continued)

not been paid. In January 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. On 15 October 2010, the English court dismissed an application by KWL contesting its jurisdiction, and ruled that it has jurisdiction and will hear the proceedings. On 18 October 2010, UBS issued a further claim against KWL in the English court seeking declarations concerning the validity of UBS’s early termination on that date of the remaining CDS with KWL. On 11 November 2010, the English Supreme Court ruled in a case concerning similar jurisdictional issues, but not involving UBS, that certain questions should be referred to the European Court of Justice. Thereafter, KWL was granted permission to appeal certain jurisdictional aspects of its claim, and the court ordered a temporary stay of the proceedings related to UBS’s claim for a declaration as to validity. In March 2010, KWL issued proceedings in Leipzig, Germany against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. UBS is contesting the claims and has also contested the jurisdiction of the Leipzig court. The Leipzig court indicated in August 2010 that it did not have jurisdiction over KWL’s claim. Subsequently, KWL made a further submission in October 2010 making additional allegations including fraudulent collusion by UBS employees. It is anticipated that the Leipzig court will make a final decision in respect of its jurisdiction following a hearing scheduled in February 2011.

The other two banks that entered into CDS transactions with KWL entered into back-to-back CDS transactions with UBS. In April 2010, UBS issued separate proceedings in the English High Court against those bank swap counterparties seeking declarations as to the parties’ obligations under those transactions. The aggregate amount that UBS contends is outstanding under those transactions is approximately USD 189 million. These English proceedings are also currently stayed.
It is reported that in January 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

Puerto Rico Matter

The SEC has been investigating UBS’s secondary market trading and associated disclosures involving shares of closed-end funds managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a “Wells notice” to two UBS subsidiaries, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. We believe that the negative financial results, if any, to shareholders of the Funds who traded their shares through UBS during the relevant periods were less than USD 5 million in the aggregate.

Note 15 Other contingent liabilities

Demands Related to Sales of Mortgages and RMBS

For several years prior to the crisis in the US residential mortgage loan market, UBS sponsored securitizations of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (“UBS RESI”), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007 UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.
UBS was not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in most cases contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has been notified by certain institutional purchasers and insurers of mortgage loans and RMBS that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. UBS has received relatively few repurchase demands and has repurchased only a small fraction of the underlying loans.
In the period from 2006 through 2009, UBS received demands to repurchase loans having an original principal balance of approximately USD 356 million in the aggregate. Of that principal balance of USD 356 million, UBS has repurchased or agreed to repurchase loans accounting for about 5%. Repurchase demands accounting for about 45% were rescinded after rebuttal by UBS. Demands

Notes to the financial statements

Note 15 Other contingent liabilities (continued)

accounting for a further 41% either were rebutted by UBS but not rescinded (and are the subject of ongoing discussions) or were not pursued by the party making the demand. Repurchase demands accounting for about 9% are the subject of ongoing litigation.

In 2010, UBS received demands to repurchase additional loans having an original principal balance of approximately USD 350 million. Of that principal balance of USD 350 million, UBS has agreed to repurchase loans accounting for about 12%, repurchase demands accounting for about 67% have been rebutted by UBS but not rescinded, UBS continues to review repurchase demands accounting for about 15%, and demands accounting for about 6% are being resolved between the repurchase requestor and the originators of the loans. UBS expects that the majority of the underlying loans subject to these 2010 repurchase demands will ultimately not be required to be repurchased.
UBS established by the end of the fourth quarter 2010 a USD 97 million provision based on its best estimate of the loss arising from loan repurchase demands received from 2006 through 2010 to which UBS has agreed, or which UBS has rebutted but which are unresolved, and for certain anticipated loan repurchase demands of which UBS has been informed. It is not yet clear when or to what extent this provision will be utilized in connection with actual repurchases or indemnity payments, because both the submission of anticipated demands and the timing of resolution of such demands are uncertain. We nevertheless expect that most of the repurchases and payments related to the demands received in 2010, excluding any that become the subject of litigation, will occur in 2011.
UBS has made indemnity payments in amounts equivalent to 62% of the original principal balance of already-liquidated loans that were the subject of 2010 demands to which UBS agreed. With respect to unliquidated loans that UBS agreed to repurchase in response to demands made in 2010, UBS does not yet have sufficient information to estimate the charge it will recog-

nize upon repurchase. Losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers prior to repurchase. It is not possible to predict future indemnity rates or percentage losses upon repurchase for reasons including timing and market uncertainties as well as possible differences in the characteristics of loans that may be the subject of future demands compared to those that have been the subject of past demands.

In most instances in which UBS would be required to repurchase loans or indemnify against losses due to misrepresentations, UBS would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. UBS estimates that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from third-party originators that remain solvent. In respect of loans that UBS has agreed to repurchase pursuant to demands received in 2010, UBS has in turn asserted indemnity or repurchase demands against third parties for loans with an aggregate original principal balance of USD 29 million. Only a small number of UBS’s demands have been resolved, and UBS has not recognized any asset in respect of the unresolved demands.
We cannot reliably estimate the level of future repurchase demands, and do not know whether UBS’s past success rate in rebutting such demands will be a good predictor of future success. We also cannot reliably estimate the timing of any such demands.
As described in “Note 14 Litigation and regulatory matters”, UBS is also subject to claims and threatened claims in connection with its role as underwriter and issuer of RMBS, and certain loan repurchase demands are also the subject of litigation.

Financial information

Note 16 Financial liabilities not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.12.10			30.9.10			31.12.09
		Sub-			Sub-			Sub-
		partici-			partici-			partici-
CHF million	Gross	pations	Net	Gross	pations	Net	Gross	pations	Net

Guarantees

Credit guarantees and similar instruments	8,612	(401)	8,212	9,355	(352)	9,003	11,180	(222)	10,958

Performance guarantees and similar instruments	3,362	(506)	2,856	3,380	(554)	2,827	3,484	(582)	2,902

Documentary credits	4,561	(255)	4,306	3,648	(245)	3,403	2,406	(288)	2,117

Total guarantees	16,535	(1,162)	15,374	16,384	(1,151)	15,233	17,070	(1,092)	15,977

Commitments

Loan commitments	56,851	(1,475)	55,376	64,931	(1,343)	63,588	59,328	(1,793)	57,534

Underwriting commitments	404	(196)	208	2,097	(449)	1,648	2,251	(556)	1,695

Total commitments	57,255	(1,671)	55,584	67,028	(1,792)	65,236	61,579	(2,349)	59,229

Forward starting transactions[1]

Reverse repurchase agreements	39,036			52,509			43,020

Securities borrowing agreements	454			672			904

Repurchase agreements	22,468			21,973			18,044

Securities lending agreements	783			0			47

1 From fourth quarter 2010 onwards collateralized forward starting transactions (cash to be paid in the future by either UBS or the counterparty) are presented in this table; the comparative periods have been added.

Note 17 Currency translation rates

The following table shows the main rates used to translate the financial information of UBS’s foreign operations into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			For the quarter ended			Year ended
	31.12.10	30.9.10	31.12.09	31.12.10	30.9.10	31.12.09	31.12.10	31.12.09

1 USD	0.93	0.98	1.04	0.97	1.01	1.02	1.04	1.08

1 EUR	1.25	1.34	1.48	1.29	1.33	1.50	1.37	1.51

1 GBP	1.46	1.54	1.67	1.54	1.61	1.67	1.62	1.70

100 JPY	1.15	1.18	1.11	1.16	1.19	1.14	1.18	1.16

Appendix

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization
	As of			% change from
	31.12.10	30.9.10	31.12.09	30.9.10	31.12.09

Share price (CHF)	15.35	16.68	16.05	(8)	(4)

Market capitalization (CHF million)[1]	58,803	63,898	57,108	(8)	3

1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. The total UBS ordinary shares as of 31 December 2009 do not reflect the 272.7 million shares issued through the conversion of mandatory convertible notes issued in March 2008 and converted in March 2010. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531; English and German). The report includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). This booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 2307; English and German). This report discusses compensation for senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). This letter provides a quarterly summary from executive management on our strategy and performance. Financial report (SAP no. 80834; English). This report provides an update on our strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/ investors/topics in the “Financial information” section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Print & Publications, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation can be downloaded at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/ newsalert website, it is possible to subscribe to receive news alerts about UBS via text message (SMS) or e-mail. Messages are sent in English, German, French and Italian and it is possible to state preferences for the theme of the alerts received.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and reduce its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) the liability to which UBS may be exposed due to legal claims and regulatory investigations, including those stemming from market dislocation and losses incurred by clients and counterparties during the financial crisis; (6) the outcome and possible consequences of pending or future inquiries or actions concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (7) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors, including whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title	Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
	Title	Group Chief Financial Officer

Date: February 8. 2011